THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to the action that you should take, you should consult your stockbroker, banker, accountant, attorney or other professional adviser immediately.

Action required

1. If you have disposed of your ordinary shares in JD Group Limited ("JD Group"), please forward this document to the stockbroker, banker or other agent through whom the disposal was effected.
2. If you are the registered holder of your certificated JD Group shares or you hold dematerialised JD Group shares in your own name and if you are unable to attend the general meeting of JD Group shareholders to be held in the boardroom, 11th Floor, JD House, 27 Stiemens Street, Braamfontein, 2001 at 09:00 on Monday, 31 March 2003 and wish to be represented at the general meeting, you should complete and return the attached form of proxy (green) in accordance with the instructions contained in the form of proxy so as to be received by the transfer secretaries, Computersha [redacted] shall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) by no later than 09:0
3. If you hold your JD Group shares (whether certificated or dematerialised) thr ... ly make the necessary arrangement with your nominee or, if applicable, your Central Secu ... r, to enable you to attend and vote at the general meeting or to enable your votes in respect ... the general meeting by that nominee or a proxy or a representative.

JD GROUP

JD GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1981/009108/06)
Share code: JDG ISIN: ZAE000030771
("JD Group")

CIRCULAR TO JD GROUP SHAREHOLDERS

Regarding

- **the scheme of arrangement in terms of section 311 of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Act"), proposed by JD Group between Profurn Limited ("Profurn") and its shareholders and the conditional substitute offer in terms of section 440 of the Act which, if either is implemented, will result in Profurn becoming a wholly owned subsidiary of JD Group;**

and incorporating

- **the listing particulars as constituted after the transaction;**
- **a notice convening a general meeting of members; and**
- **a form of proxy.**

PROFURN SHAREHOLDERS

This circular was also sent to Profurn shareholders for information purposes only. Profurn shareholders are not required to take any action in respect of this circular.

Investment bank and transaction sponsor

GENSEC | BANK

Gensec Bank Limited
(Reg No 1996/004744/06)

Auditors and reporting accountants

Deloitte & Touche
Deloitte & Touche Chartered Accountants (SA)
Registered Accountants and Auditors

Attorneys

Feinsteins
ATTORNEYS
Established 1934
(Levy, Feinsteins & Associates Inc)
(Registration number 1995/001716/21)

Date of issue: 20 February 2003

Corporate information

Secretary and registered office

M I Jaye, CA(SA)
11th Floor, JD House
27 Stiemens Street
Braamfontein, 2001
(PO Box 4208, Johannesburg, 2000)

Attorneys

Feinsteins
(Levy, Feinsteins & Associates Incorporated)
(Registration number 1995/001716/21)
10th Floor, JD House
27 Stiemens Street, Braamfontein, 2001
(PO Box 8210, Johannesburg, 2000)

Transfer secretaries

Computershare Investor Services Ltd
(Registration number 1958/003546/06)
70 Marshall Street, Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

Corporate advisor and transaction sponsor

Gensec Bank Ltd
(Registration number 1996/004744/06)
3A Summit Road
Dunkeld West
Johannesburg, 2196
(PO Box 411420, Craighall Park, 2024)

Auditors and reporting accountants

Deloitte & Touche
Chartered Accountants (SA)
Registered Accountants and Auditors
Deloitte & Touche Place
The Woodlands
Woodlands Drive
Woodmead, Sandton, 2146
(Private Bag X6, Gallo Manor, 2052)

NAMIBIA

Transfer secretaries

Transfer Secretaries (Pty) Ltd
(Registration number 93/713)
Shop 12
Kaiserkrone Centre
Windhoek
(PO Box 2401, Windhoek, Namibia)

Sponsoring broker

Simonis Storm Securities (Pty) Ltd
(Registration number 96/421)
Suite C
152 Robert Mugabe Avenue
Windhoek
(PO Box 3970, Windhoek, Namibia)

Table of contents

Copies of this circular may be obtained from the registered office of JD Group whose address is set out in the "Corporate Information" section of this circular.

Salient features and action required

This summary contains the salient features of the transaction. For a full appreciation of the transaction this document should be read in its entirety. The definitions commencing on page 6 of this document have been used in these salient features.

1. Introduction

1.1 It was announced on SENS on Monday, 27 January 2003 and in the press on Tuesday, 28 January 2003 that an agreement had been reached on the terms of the scheme proposed by JD Group between Profurn and its shareholders.

1.2 In terms of the transaction JD Group will propose a scheme between Profurn and its shareholders to acquire all of the scheme shares subject to the fulfillment of the conditions precedent set out in paragraph 4.4 below. If the scheme fails, JD Group will make the offer to acquire the entire issued share capital of Profurn.

1.3 Upon implementation of the scheme or the offer, Profurn will become a wholly owned subsidiary of JD Group and the listing of the scheme shares on the JSE, NSX and BSE will be terminated.

2. Rationale for the transaction

The transaction has the potential to enhance value for JD Group shareholders with the extensive increased efficiencies that will result and at the same time preserve jobs and the supply base in the industry which are under threat.

3. Prospects

The JD Group directors are of the opinion that the transaction will bring together the strengths of JD Group and Profurn and confirm the merged entity as South Africa's leading furniture and appliance retailer, capable of delivering substantial synergistic benefits regarding management, best-of-breed systems, purchasing, shared infrastructure and distribution, all of which will impact favourably on the enlarged group. Furthermore, the merged entity will enjoy the critical mass to maximise efficiencies, and through proven management expertise, have the capability to enhance its future growth strategy.

Overall, annualised savings of approximately R70 million to R80 million are envisaged resulting from, *inter alia*:

- the reduction of the number of Morkels and Protea/Barnetts stores to approximately 120 stores of each brand as JD Group seeks to provide the appropriate offering across all its brands essentially catering for the mass middle income market. In this instance, Protea/Barnetts will be repositioned in a similar manner to that of Price 'n Pride; and
- rationalisation of the Profurn head office and infrastructure.

Hi-Fi Corporation, a successful business in its present form, will be expanded in store base and product range. This business unit will have a significant positive impact on the Group's cash business.

A subcommittee has been established to oversee and implement a controlled rationalisation and integration programme. At this stage, plans are in place to rationalise the brands and cut back the operations of Supreme Furnishers, which trades outside the Group's present geographical boundaries. Various alternatives have been formulated in this regard, which could lead to disposal, closure or continuation of Supreme's operations on a reduced scale.

The Profurn acquisition will in no way detract from the Group's planned expansion of BoConcept® in the UK and Abra in Poland.

4. The transaction

4.1 JD Group will propose a scheme between Profurn and its shareholders. If implemented, the scheme will result in Profurn becoming a wholly owned subsidiary of JD Group. If the scheme is not implemented JD Group will make the offer to acquire all of the Profurn scheme shares.

4.2 The scheme consideration will be settled by the issue, to Profurn shareholders, of 53 700 000 JD Group ordinary shares, which equates to an effective exchange ratio of 19,75846 JD Group ordinary shares for every 100 scheme shares. The issue price of 1 842 cents per JD Group share was determined by using the 120 day volume weighted average price, as traded on the JSE, preceding the date of the announcement referred to in paragraph 1.1 above.

4.3 The transaction represents a Category 1 transaction in terms of the JSE Listings Requirements. Therefore, the transaction requires approval by JD Group shareholders at a general meeting. The Listing Particulars are also disclosed in this circular in terms of the JSE Listings Requirements.

4.4 The implementation of the transaction is subject to the fulfillment of the following conditions precedent:

4.4.1 the approval of the transaction by the requisite number of JD Group shareholders present and voting at the general meeting;

4.4.2 the scheme being agreed to by a majority of Profurn shareholders representing not less than three-fourths of the votes exercisable by scheme members present and voting either in person or by proxy at the scheme meeting;

4.4.3 a facility agreement between JD Group and FirstRand Bank Ltd is concluded in the sum of R402 million on or before 28 March 2003, which condition is a stipulation in favour of JD Group and may be waived by JD Group in writing on or before such date;

4.4.4 in the event of the failure of the scheme, then making the offer and its implementation; and

4.4.5 the sanctioning of the scheme by the Court and the registration of the Order of Court sanctioning the scheme by the Registrar.

5. Financial effects of the transaction

The financial statements of JD Group are prepared on the historical cost basis in accordance with South African GAAP and International Accounting Standards. During the year ended 31 August 2002, JD Group changed its accounting policy relating to financial instruments in accordance with IAS 39, Financial Instruments: Recognition and Measurement.

The financial statements of Profurn are prepared on the historical cost basis in accordance with South African GAAP.

As a result of the above, a simple aggregation of the financial results of JD Group and Profurn may not be an accurate presentation of the financial effects of the acquisition due to the different bases of accounting. The financial results of Profurn have now been restated to comply with the accounting policies and estimates of JD Group and the financial effects of the transaction are based on these restated results.[(a), (b)]

The net asset value of JD Group will increase by 2,2% from 1 724 cents per share to 1 761 cents per share on implementation of the transaction.[(c)]

The effect of the transaction on historic fully diluted headline earnings is calculated and presented in compliance with the JSE Listings Requirements and does not give a true reflection of JD Group's financial position and performance going forward. The effect on historic six month fully diluted headline earnings[(d)] is a decrease from 69,7 cents per share to 23,7 cents per share.

The financial effects of the transaction are calculated using:

(a) Number of shares

112 730 000 weighted average number of JD Group ordinary shares in issue before the transaction is implemented and 53 700 000 JD Group ordinary shares to be issued in terms of the transaction resulting in 165 808 059 JD Group ordinary shares, net of treasury shares, in issue after the transaction has been implemented.

(b) **Issue price of transaction shares**

The issue price of 1 842 cents per transaction share was determined by using the 120 day volume weighted average price preceding the date of announcement referred to in paragraph 1.1 above.

(c) **Net asset value**

JD Group's net asset value per share at 31 August 2002, adjusted for the consideration of the 53 700 000 JD Group ordinary shares to be issued to Profurn shareholders in terms of the transaction, is based on 165 808 059 JD Group ordinary shares, net of treasury shares, in issue after the implementation of the transaction.

(d) **Fully diluted headline earnings**

JD Group's fully diluted headline earnings before the transaction, adjusted for the restated fully diluted headline earnings of Profurn, as if the transaction had taken effect on 1 March 2002 is based on:

- the restated financial results for the six month period ended 30 June 2002 of Profurn; and
- the six month period ended 31 August 2002 of JD Group. The six month period was derived from the reviewed interim financial statements for the six month period ended 28 February 2002 (adjusted for the change in accounting policy referred to above) and the audited financial statements for the year ended 31 August 2002.

6. Opinions and recommendations

The board of directors of JD Group is unanimously of the opinion that the transaction is fair and reasonable to JD Group shareholders and recommends that JD Group shareholders vote in favour of the ordinary resolution necessary to approve the transaction. Furthermore, the directors themselves intend voting in favour of the resolution which will give effect to the transaction.

The directors of JD Group are of the opinion that after the transaction, JD Group's working capital available will be adequate for its current and foreseeable future (i.e. for the next 12 months) requirements.

7. Action required

7.1 In terms of the JSE Listings Requirements, the transaction is subject to the sanction of shareholders, in a general meeting which will be held in the boardroom, 11th Floor, JD House, 27 Stiemens Street, Braamfontein, 2001 at 09:00 on Monday, 31 March 2003. If you are the registered holder of certificated JD Group shares or you hold dematerialised JD Group shares in your own name and if you are unable to attend the general meeting and wish to be represented at the general meeting, then you should complete and return the attached form of proxy (green) in accordance with the instructions contained in the form of proxy so as to be received by the transfer secretaries, Computershare Investor Services Limited, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) by no later than 09:00 on Thursday, 27 March 2003.

7.2 If you hold JD Group shares (whether certificated or dematerialised) through a nominee you should timeously make the necessary arrangements with your nominee or, if applicable, your CSDP or broker to enable you to attend and vote at the general meeting or to enable your votes in respect of your JD Group shares to be cast at the general meeting by that nominee or a proxy or a representative.

If you are in any doubt as to what action to take, please consult your stockbroker, banker, accountant, attorney or other professional advisor immediately.

Copies of this document may be obtained from the registered office 11th Floor, JD House, 27 Stiemens Street, Braamfontein, 2001.

8. Undertakings to support the scheme

Profurn shareholders holding in aggregate 78,8% of Profurn's issued ordinary share capital have indicated that they will vote their Profurn ordinary shares in favour of the resolutions relating to the scheme to be proposed at the scheme meeting of Profurn shareholders to be held at 10:00 on Monday, 31 March 2003 and have not withdrawn their support prior to the issue of this circular.

Important dates and times

	2003
Last day to lodge forms of proxy for the general meeting by 09:00 on	Thursday, 27 March
General meeting to be held at 09:00 on	Monday, 31 March
Results of the general meeting expected to be published on SENS on	Monday, 31 March
Expected date of the listing of the JD Group shares to be issued in terms of the transaction on	Wednesday, 23 April
Operative date of the transaction expected to be on	Wednesday, 23 April

The above dates and times are subject to amendment. Notice of such amendment will be published on SENS and in the press.

Definitions and interpretations

In this circular and its appendices, unless otherwise stated or the context otherwise indicates, the words in the first column shall have the meanings stated opposite them in the second column and the words in the singular shall include the plural and *vice versa,* words importing natural persons shall include corporates and associations of persons and an expression denoting any gender shall include the other genders.

"Act"	the Companies Act, 1973 (Act 61 of 1973), as amended;
"BLNS"	Botswana, Lesotho, Namibia and Swaziland;
"BSE"	the Botswana Stock Exchange;
"circular"	this circular dated 20 February 2003, the Listing Particulars and the appendices thereto, notice of general meeting and the form of proxy;
"Consure"	Consure Insurance Holdings Limited;
"court"	the High Court of South Africa (Witwatersrand Local Division), which is located at corner Pritchard and Von Brandis Streets, Johannesburg;
"CSDP"	a Central Securities Depository Participant or broker, as the case may be, appointed by individual shareholders for purposes of and in regard to dematerialisation;
"dematerialisation"	the process whereby share certificates, certified transfer deeds, balance receipts and any other documents of title to shares in JD Group in a tangible form are dematerialised in favour of electronic records for purpose of STRATE;
"Executive Management Team"	presently comprising: J L Bezuidenhout, V G Horn, J H C Kok, M J Richards, H C Strauss, I D Sussman, N W E Thomson, (who retires as an executive with effect from 28 February 2003), G Völkel and A W Beeforth;
"GAAP"	Statements of Generally Accepted Accounting Practice;
"general meeting"	the general meeting of JD Group shareholders to be held at 09:00 on Monday, 31 March 2003 in the boardroom, 11th Floor, JD House, 27 Stiemens Street, Braamfontein, 2001;
"JD Group shares"	ordinary shares of 5 cents each in the issued share capital of JD Group;
"JD Group" or "the Group"	JD Group Limited, a public company incorporated in South Africa and listed on the JSE and NSX (registration number 1981/009108/06);
"JDG Trading"	JDG Trading (Proprietary) Limited (Registration number 1958/003362/07), a wholly owned subsidiary of JD Group;
"JDL"	Joshua Doore Limited;
"JSE Listings Requirements"	the Listings Requirements of the JSE;
"JSE"	the JSE Securities Exchange South Africa;
"King II"	the King Report on Corporate Governance for South Africa 2002;
"last practicable date"	the last practicable date prior to the finalisation of this document, being Wednesday, 5 February 2003;

"Listing Particulars"	the Listing Particulars of JD Group issued on 20 February 2003 attached to and forming part of this circular;
"merged entity"	the combined companies of JD Group and Profurn after the transaction;
"NSX"	the Namibian Stock Exchange;
"offer"	the substitute offer in terms of section 440 of the Act, in the event of the failure of the scheme, conditional upon JD Group obtaining the requisite majority of support to invoke section 440K of the Act, with the effect that Profurn will become a wholly owned subsidiary of JD Group;
"Profurn"	Profurn Limited, a public company incorporated in South Africa and listed on the JSE, NSX and BSE (registration number 1968/015363/06);
"record date"	17:00 on the date on which Profurn shareholders must be registered as such in order to receive the scheme consideration, which is expected to be on Tuesday, 22 April 2003;
"Registrar"	the Registrar of Companies in South Africa;
"scheme"	the scheme of arrangement in terms of section 311 of the Act proposed by JD Group, between Profurn and its shareholders in terms of which JD Group shall acquire all the scheme shares in exchange for the scheme consideration, and being subject to any substantive modification or substantive amendment made thereto which JD Group and Profurn agree in writing and which is approved by the Court;
"scheme consideration"	the consideration payable to each holder of Profurn shares in terms of the transaction, being 19,75846 JD Group shares for every 100 Profurn shares held;
"scheme meeting"	the meeting of Profurn shareholders convened in terms of section 311 of the Act, to be held at Profurn's registered office being, 8th Floor, Profurn House, 66 de Korte Street, Braamfontein, 2001 at 10:00 on Monday, 31 March 2003, at which Profurn shareholders will consider and vote on the scheme;
"scheme shares"	all the shares held by scheme participants on the record date for the scheme, being 271 782 320 shares in the issued share capital of Profurn at the date of this circular and constituting the total issued share capital of Profurn;
"SENS"	the Securities Exchange News Service of the JSE;
"STRATE"	the Share TRAnsaction Totally Electronic share settlement system recently introduced by the JSE for all share transactions concluded on the JSE;
"Sustein Management"	Sustein Management (Proprietary) Limited (registration number 1995/004926/07); and
"transaction"	the scheme or the offer.

JD GROUP

JD GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1981/009108/06)
Share code: JDG ISIN: ZAE000030771

Directors

I D Sussman, BCom *(Executive Chairman)*
H C Strauss *(Managing)*
J L Bezuidenhout, BCom, LLB
G Völkel, BAcc, CA(SA)
M E King, SC, BA, LLB (cum laude), H Dip Tax Law†
Dr D Konar, BCom, HDipAcc, MAS, CertTaxLaw, DCom, CA(SA)†
I S Levy, Dip Law†
M Lock, BCom, CA(SA)†
M J Shaw, CA(SA)†

†Non-executive

Circular to JD Group shareholders

1. Introduction

1.1 It was announced on SENS on Monday, 27 January 2003 and in the press on Tuesday, 28 January 2003 that an agreement had been reached on the terms of the scheme proposed by JD Group between Profurn and its shareholders.

1.2 JD Group will propose a scheme between Profurn and its shareholders. If implemented, the scheme will result in Profurn becoming a wholly owned subsidiary of JD Group. If the scheme fails JD Group will make the offer to acquire the entire issued share capital of Profurn.

1.3 The purpose of this circular is to inform JD Group shareholders of the terms and conditions of the transaction and to convene a general meeting of JD Group shareholders at which the ordinary resolution to approve the transaction which will be proposed.

1.4 The Competition Tribunal has approved the transaction, conditional upon the following:

1.4.1 JD Group and Profurn must until 31 December 2005 maintain as a minimum, the proportion of furniture goods purchased from independent manufacturers in South Africa, being those other than Steinhoff International Holdings Limited, expressed as a percentage of their total purchases for the calendar year 2002; and

1.4.2 if a Profurn chain is discontinued, then the total value of that chain's purchases using as a minimum the purchases for the year ended 31 December 2002 from the manufacturers, other than Steinhoff International Holdings Limited, must be allocated to the remaining chains of the merged entity.

2. Rationale for the transaction

The transaction has the potential to enhance value for JD Group shareholders with the extensive increased efficiencies that will result and at the same time preserve jobs and the supply base in the industry which are under threat.

3. Information on JD Group

3.1 Nature of business

JD Group, a mass consumer financier, is South Africa's leading furniture retailer operating through seven chains, one in Poland and one in the United Kingdom, which covers a spectrum of consumer needs. It is listed on the JSE in the Cyclical Services: General Retailers – Hardlines sector and on the NSX – Retail sector.

Each chain has its own identity, merchandise range and market profile, concentrating on offering customers a wide range of value for money quality furniture, appliances, home entertainment and consumer finance products supported by a high level of personal service.

JD Group serves the mass market through 668 stores in urban and rural areas across southern Africa and through 22 stores in Poland and five stores in the United Kingdom, generating annual revenue in excess of R4,0 billion and an annual cash inflow of some R3,4 billion from trading activities.

3.2 Financial Information

Appendix 1 to this circular contains extracts from the audited financial statements of JD Group for the three years ended 31 August 2002.

3.3 Price history of JD Group shares on the JSE

The price history of JD Group shares as traded on the JSE is included as Appendix 4 to this circular.

4. Information on Profurn

4.1 Nature of business

Profurn is a holding company. Its subsidiaries operate in the retail furniture and household appliance sector. Profurn targets customers in all income brackets and currently trades in 13 African countries.

Profurn's shares are listed and quoted on the JSE in the Cyclical Services: General Retailers – Hardlines sector, and are dual listed on the NSX and BSE – Retail sectors.

4.2 Financial information

Appendix 2 to this circular contains extracts from the audited financial statements of Profurn for the three years ended 31 December 2001 and the audited interim results for the six months ended 30 June 2002.

4.3 Price history of Profurn shares on the JSE

The price history of Profurn shares as traded on the JSE is included as Appendix 5 to this circular.

5. The transaction

5.1 General

JD Group will propose a scheme between Profurn and its shareholders failing which JD Group will make the offer to acquire the entire issued share capital of Profurn. If either the scheme or the offer is implemented it will result in Profurn becoming a wholly owned subsidiary of JD Group.

5.2 Transaction consideration

The scheme consideration will be settled by the issue, to Profurn shareholders, of 53 700 000 JD Group ordinary shares, which equates to an effective exchange ratio of 19,75846 JD Group ordinary shares for every 100 scheme shares. The issue price of 1 842 cents per JD Group share was determined by using the 120 day volume weighted average price, as traded on the JSE, preceding the date of the announcement referred to in paragraph 1.1 above.

5.3 Conditions precedent to the transaction

The implementation of the transaction is subject to the fulfillment of the following conditions precedent:

5.3.1 the approval of the transaction by the requisite number of JD Group shareholders present and voting at the general meeting;

5.3.2 the scheme being agreed to by a majority of Profurn shareholders representing not less than three-fourths of the votes exercisable by scheme members present and voting either in person or by proxy at the scheme meeting;

5.3.3 a facility agreement between JD Group and FirstRand Bank Ltd is concluded in the sum of R402 million on or before 28 March 2003, which condition is a stipulation in favour of JD Group and may be waived by JD Group in writing on or before such date;

5.3.4 in the event of the failure of the scheme, then making the offer and its implementation; and

5.3.5 the sanctioning of the scheme by the Court and the registration of the Order of Court sanctioning the scheme by the Registrar.

5.4 Financial effects of the transaction

5.4.1 Financial effects

The financial statements of JD Group are prepared on the historical cost basis in accordance with South African GAAP and International Accounting Standards. During the year ended 31 August 2002, JD Group changed its accounting policy relating to financial instruments in accordance with IAS 39, Financial Instruments: Recognition and Measurement.

The financial statements of Profurn are prepared on the historical cost basis in accordance with South African GAAP.

As a result of the above, a simple aggregation of the financial results of JD Group and Profurn may not be an accurate presentation of the financial effects of the acquisition due to the different bases of accounting. The financial results of Profurn have now been restated to comply with the accounting policies and estimates of JD Group and the financial effects of the transaction are based on these restated results.[(a), (b)]

The net asset value of JD Group will increase by 2,2% from 1 724 cents per share to 1 761 cents per share on implementation of the transaction.[(c)]

The effect of the transaction on historic fully diluted headline earnings is calculated and presented in compliance with the JSE Listings Requirements and does not give a true reflection of JD Group's financial position and performance going forward. The effect on historic six month fully diluted headline earnings[(d)] is a decrease from 69,7 cents per share to 23,7 cents per share.

The financial effects of the transaction are calculated using:

(a) Number of shares

112 730 000 weighted average number of JD Group ordinary shares in issue before the transaction is implemented and 53 700 000 JD Group ordinary shares to be issued in terms of the transaction resulting in 165 808 059 JD Group ordinary shares, net of treasury shares, in issue after the transaction has been implemented.

(b) Issue price of transaction shares

The issue price of 1 842 cents per transaction share was determined by using the 120 day volume weighted average price preceding the date of announcement referred to in paragraph 1.1 above.

(c) Net asset value

JD Group's net asset value per share at 31 August 2002, adjusted for the consideration of the 53 700 000 JD Group ordinary shares to be issued to Profurn shareholders in terms of the transaction, is based on 165 808 059 JD Group ordinary shares, net of treasury shares, in issue after the implementation of the transaction.

(d) Fully diluted headline earnings

JD Group's fully diluted headline earnings before the transaction, adjusted for the restated fully diluted headline earnings of Profurn, as if the transaction had taken effect on 1 March 2002 is based on:

- the restated financial results for the six month period ended 30 June 2002 of Profurn; and
- the six month period ended 31 August 2002 of JD Group. The six month period was derived from the reviewed interim financial statements for the six month period ended 28 February 2002 (adjusted for the change in accounting policy referred to above) and the audited financial statements for the year ended 31 August 2002.

5.4.2 Proforma balance sheets

Set out in Appendix 3 to this Listing Particulars is the proforma consolidated balance sheet of JD Group, after the transaction, presented for illustrative purposes only.

6. Undertakings to support the scheme

Profurn shareholders holding in aggregate 78,8% of Profurn's issued ordinary share capital have indicated that they will vote their Profurn ordinary shares in favour of the resolutions relating to the scheme to be proposed at the scheme meeting of Profurn shareholders to be held at 10:00 on Monday, 31 March 2003 and have not withdrawn their support prior to the issue of this circular.

7. Opinion, recommendation and undertakings to vote

7.1 The board of directors of JD Group is of the opinion that the transaction is fair and reasonable to JD Group shareholders and recommends that JD Group shareholders vote in favour of the ordinary resolution necessary to approve the transaction at the general meeting.

7.2 The directors of JD Group, with direct and indirect holdings of 427 856 JD Group shares (representing approximately 0,4% of the issued share capital of JD Group), intend to vote in favour of the ordinary resolution necessary to approve the transaction at the general meeting.

8. Notice of general meeting of JD Group shareholders

8.1 A general meeting of JD Group shareholders has been convened to be held in the boardroom, 11th Floor, JD House, 27 Stiemens Street, Braamfontein, 2001 at 09:00 on Monday, 31 March 2003, for the purpose of considering and, if deemed fit, passing, with or without modification, the ordinary resolution necessary to approve the transaction.

8.2 A notice convening the general meeting and a form of proxy (green) for use by JD Group shareholders who are unable to attend the general meeting are attached to and form part of this circular.

8.3 Registered holders of certificated JD Group shares and holders of dematerialised JD Group shares in their own name who are unable to attend the general meeting and who wish to be represented at the general meeting, must complete and return the attached form of proxy (green) in accordance with the instructions contained in the form of proxy so as to be received by the transfer secretaries, Computershare Investor Services Limited, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) by no later than 09:00 on Thursday, 27 March 2003.

8.4 Holders of JD Group shares (whether certificated or dematerialised) through a nominee should timeously make the necessary arrangements with that nominee or, if applicable, CSDP or broker, to enable them to attend and vote at the general meeting or to enable their votes in respect of their JD Group shares to be cast at the general meeting by that nominee or a proxy or a representative.

9. Documents available for inspection

The following documents, or copies thereof, will be available for inspection by JD Group shareholders during normal business hours at the registered office of JD Group from Thursday, 20 February 2003 up to and including Monday, 31 March 2003:

9.1 the memorandum and articles of association of JD Group;

9.2 the audited annual financial statements of JD Group for each of the past three financial years;

9.3 the audited annual financial statements of Profurn for each of the past three financial years and the audited interim results for the six months ended 30 June 2002;

9.4 the report of the independent accountants on the financial effects of the transaction and the proforma consolidated balance sheet of JD Group;

9.5 the written letters of consent of the financial advisors, auditors, attorneys and transfer secretaries named in this circular to act in those capacities, which consents have not been withdrawn prior to publication;

9.6 a signed copy of the document sent to Profurn shareholders regarding the scheme;

9.7 a signed copy of this circular; and

9.8 a copy of the Competition Tribunal's approval.

For and on behalf of the board

Gerald Völkel
Group financial director

Johannesburg
20 February 2003

JD GROUP

JD GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1981/009108/06)
Share code: JDG ISIN: ZAE000030771

Listing Particulars

This Listing Particulars has been prepared on the assumption that the ordinary resolution proposed in the notice of general meeting and all the conditions precedent set out in this circular, of which this Listing Particulars forms part, have been passed and/or fulfilled and that the transaction as detailed in the said circular has been implemented.

This Listing Particulars is not an invitation to the public to subscribe for shares in JD Group, but is issued in compliance with the JSE Listings Requirements for the purpose of giving information to the public with regard to the implications of the transaction on JD Group and its shareholders.

All the directors of JD Group, collectively and individually, accept full responsibility for the accuracy of the information given and certify that, to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement in this Listing Particulars false or misleading and that they have made all reasonable enquiries to ascertain such facts. Each of the attorneys, independent auditors and reporting accountants, investment bank and transaction sponsor and transfer secretaries has consented in writing to act in the capacity stated and to its name being stated in the Listing Particulars and has not withdrawn its consent prior to the publication of this Listing Particulars.

Investment bank and transaction sponsor

GENSEC | BANK
Gensec Bank Limited
(Reg No 1996/004744/06)

Auditors and reporting accountants

Deloitte & Touche
Deloitte & Touche Chartered Accountants (SA)
Registered Accountants and Auditors

Attorneys

Feinsteins
ATTORNEYS
Established 1934
(Levy, Feinsteins & Associates Inc)
(Registration number 1995/001716/21)

Contents

The definitions commencing on page 6 of this document have been used in this Listing Particulars:

JD GROUP

JD GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1981/009108/06)
Share code: JDG ISIN: ZAE000030771

Listing Particulars

1. Introduction

At the general meeting of JD Group shareholders to be held at 09:00 on Monday, 31 March 2003, JD Group shareholders will be asked to approve the ordinary resolution necessary to implement the transaction. The purpose of this Listing Particulars is to inform shareholders of the effects of the acquisition of Profurn in terms of the JSE Listings Requirements.

2. Incorporation, history and background

2.1 History and incorporation

- Consure was incorporated on 18 September 1981.
- Price 'n Pride was established in July 1983.
- In 1986 Joshua Doore was acquired, and together with Price 'n Pride, was reversed into Consure which at that time was a cash shell.
- On 13 August 1986, Consure changed its name to JDL.
- In 1988 Bradlows, Score Furnishers and World Furnishers were acquired by JDL, which subsequently changed its name to JD Group on 17 May 1989.
- In 1993, JD Group, with 250 outlets, acquired 100% of The Rusfurn Group Limited which traded out of 350 furniture outlets and became the largest furniture retailer in Africa. The rapid and successful integration of the two groups astounded the industry.
- In 1994, JD Group became solely an investment holding company, having disposed of its trading operations in the Republic to its wholly owned subsidiary, JDG Trading which also acquired the credit business of JD Sales (Proprietary) Limited. JD Group International (Proprietary) Limited operates the Group's businesses in the BLNS states.
- In 1996, the Group, in partnership with Telkom, installed and commissioned satellite communication, known as V-Sat, to all outlets.
- In 1999, JD Group acquired a 90% stake in Abra, trading in Poland. JD Group established an Enterprise Data Warehouse enabling it to convert vast customer and product data into meaningful management information.
- In November 2000, Nedcor Limited, trading as Peoples Bank, was selected as financial services partner.
- In 2001, Score Furnishers was discontinued and Price 'n Pride was relaunched to cater for a higher segment of the market. JD Group acquired the master licence for BoConcept® retail stores throughout the United Kingdom, including outlets in London and Bournemouth.
- JD Group's business units currently comprise Abra, BoConcept®, Bradlows, Giddys Electric Express, Joshua Doore, Price 'n Pride and Russells.

2.2 The transaction

2.2.1 General

JD Group will propose a scheme between Profurn and its shareholders. If implemented, the scheme will result in Profurn becoming a wholly owned subsidiary of JD Group. If the scheme fails JD Group will make the offer to acquire the entire issued share capital of Profurn.

2.2.2 Scheme consideration

The scheme consideration will be settled by the issue, to Profurn shareholders, of 53 700 000 JD Group ordinary shares, which equates to an effective exchange ratio of 19,75846 JD Group ordinary shares for every 100 scheme shares. The issue price of 1 842 cents per JD Group share was determined by using the 120 day volume weighted average price, as traded on the JSE, preceding the date of the announcement on SENS on Monday, 27 January 2003 that an agreement had been reached on the terms of the scheme proposed by JD Group between Profurn and its shareholders.

3. Prospects

The JD Group directors are of the opinion that the transaction will bring together the strengths of JD Group and Profurn and confirm the merged entity as South Africa's leading furniture and appliance retailer capable of delivering substantial synergistic benefits regarding management, best-of-breed systems, purchasing, shared infrastructure and distribution, all of which will impact favourably on the enlarged group. Furthermore, the merged entity will enjoy the critical mass to maximise efficiencies, and through proven management expertise, have the capability to enhance its future growth strategy.

Overall, annualised savings of approximately R70 million to R80 million are envisaged resulting from, *inter alia*:

- the reduction of the number of Morkels and Protea/Barnetts stores to approximately 120 stores of each brand as JD Group seeks to provide the appropriate offering across all its brands essentially catering for the mass middle income market. In this instance, Protea/Barnetts will be repositioned in a similar manner to that of Price 'n Pride; and
- rationalisation of the Profurn head office and infrastructure.

Hi-Fi Corporation, a successful business in its present form, will be expanded in store base and product range. This business unit will have a significant positive impact on the Group's cash business.

A subcommittee has been established to oversee and implement a controlled rationalisation and integration programme. At this stage, plans are in place to rationalise the brands and cut back the operations of Supreme Furnishers, which trades outside the Group's present geographical boundaries. Various alternatives have been formulated in this regard, which could lead to disposal, closure or continuation of Supreme's operations on a reduced scale.

The Profurn acquisition will in no way detract from the Group's planned expansion of BoConcept® in the UK and Abra in Poland.

4. Financial information

4.1 Financial information

4.1.1 Appendix 1 to this circular contains extracts from the audited financial statements of JD Group for the three years ended 31 August 2002.

4.1.2 Appendix 2 to this circular contains extracts from the audited financial statements of Profurn for the three years ended 31 December 2001 and the audited interim results for the six months ended 30 June 2002 as audited by Profurn's auditors, Grant Thornton Kessel Feinstein.

4.2 Immovable properties and leases

Details of owned and leased immovable properties of JD Group and Profurn are provided in Appendix 6 to this Listing Particulars.

4.3 Capital commitments and contingent liabilities

Save as disclosed elsewhere in this circular, there were no capital commitments or contingent liabilities at 31 August 2002 in respect of JD Group, and at 30 June 2002 in respect of Profurn.

4.4 Material loans

Details of material loans outstanding at 31 August 2002 in respect of JD Group, and at 30 June 2002 in respect of Profurn, are provided in Appendix 10 to this Listing Particulars.

4.5 Intercompany finance

Details of all material intercompany loans are set out in Appendix 10 to this Listing Particulars.

5. Share capital

5.1 Alterations to share capital

Additions to the share capital and share premium accounts since 1 September 2001 to the last practicable date is detailed in Appendix 7 to this Listing Particulars.

5.2 Authorised and issued share capital of JD Group

5.2.1 The authorised and issued share capital of JD Group at the last practicable date is as follows:

	Rand
Authorised	
250 000 000 ordinary shares of 5 cents each	12 500 000
Issued	
112 730 000 ordinary shares of 5 cents each	5 636 500
Share premium	776 724 973

5.2.2 After the implementation of the transaction the authorised and issued share capital of JD Group will be as follows:

Authorised	
250 000 000 ordinary shares of 5 cents each	12 500 000
Issued	
166 430 000 ordinary shares of 5 cents each	*8 321 500
Share premium	*1 763 193 973

*Before netting of treasury shares.

5.2.3 10 million of the authorised but unissued ordinary shares are under the control of the directors, subject to the provisions of the articles of association of JD Group, the Act and the JSE Listings Requirements.

5.2.4 All of the authorised and issued ordinary shares of JD Group are of the same class and rank *pari passu* in every respect and are fully paid up.

5.2.5 Any variation of rights attaching to the ordinary shares of JD Group requires the consent of shareholders in general meeting in accordance with the provisions of the articles of association of JD Group.

5.2.6 All the ordinary shares of JD Group are also listed on the NSX.

5.3 Voting rights

At any general meeting, every member present in person or by proxy (or, if a body corporate, duly represented by an authorised representative) shall have one vote on a show of hands and, on a poll, every member present in person or by proxy shall have one vote for each share of which he is the holder.

5.4 Options or preferential rights in respect of shares

Save as disclosed in this circular and as provided for in The JD Group Employee Share Incentive Scheme, the salient details of which are included in Appendix 8 hereto, there is no contract or arrangement, either actual or proposed, whereby any option or preferential right of any kind has been or will be given to any person to subscribe for any shares in the company. All shares issued in terms of The JD Group Employee Share Incentive Scheme will rank *pari passu* in all respects with the existing shares in issue.

5.5 Loan capital

At the date of this Listing Particulars, JD Group had no authorised or issued loan capital.

6. Significant contracts and material changes

Other than the agreements relating to the acquisition and as disclosed elsewhere in this circular, there are no contracts entered into by JD Group or Profurn which are outside the normal course of business and which have been entered into, otherwise than as set out in this Listing Particulars.

Save as disclosed in this Listing Particulars, no material changes in the assets or liabilities of:

- JD Group have taken place between 31 August 2002 and the date of issue of this Listing Particulars; and
- Profurn have taken place between 30 June 2002 and the date of issue of this Listing Particulars.

7. Code of corporate practices and conduct

JD Group subscribes to the values of good corporate governance outlined in King II.

In so doing, the directors recognise the need to conduct the enterprise with integrity and in accordance with generally accepted corporate practices. This is entrenched in JD Group's established systems of internal control, procedures and policies governing corporate conduct.

The relevant principles underlying King II recommendations have been reflected in JD Group's corporate governance structures which are reviewed from time to time to take into account corporate changes and international developments.

7.1 Business model

JD Group's business model consists of five business units and the JD Group/Nedcor Alliance, trading within southern Africa; the Abra business unit trading in Poland; the BoConcept® business unit trading in the United Kingdom and support services provided by eight corporate service departments.

The directors are of the opinion that the business model in place is balanced and sound and provides a solid platform for continued growth. The directors are nevertheless aware of the changing dynamics of the industry and will modify JD Group strategy and models from time to time in accordance with changing circumstances.

7.2 Endorsement of King II

JD Group remains fully committed to the principles of effective corporate governance and application of the highest ethical standards in the conduct of its business. JD Group endorses the principles of integrity and accountability advocated by the Code of Corporate Practices and Conduct set out in King II. In all its dealings, JD Group strives to ensure that the interests of stakeholders are foremost in its decisions and that they are fully informed of the process.

JD Group has long recognised that good corporate governance is essentially about leadership, the need to conduct the enterprise with integrity and in compliance with best international practices, whilst taking cognisance of the value systems of the countries in which it operates.

7.3 Corporate code of conduct

JD Group has adopted a code of ethics committing itself to:

- the highest standards of integrity and behaviour in all JD Group's dealings with stakeholders and society at large;

- conducting business through fair commercial competitive practices;
- trading with suppliers who subscribe to ethical business practices;
- non-discriminatory employment practices and the promotion of employees to realise their potential through training and development of their skills; and
- being proactive towards environmental, social and sustainability issues.

A Group ethical trading policy covering safety, quality, legal, environmental and social matters is being developed to set out required standards for suppliers of goods and services.

It is JD Group's aim, wherever possible, to procure products from suppliers who operate established environmental policies based on relevant legal requirements of the countries in which they operate.

Appendix 14 to this Listing Particulars contains extracts, from the financial statements for the year ended 31 August 2002, in respect of JD Group's corporate governance.

8. Directors

8.1 Directors' details

The full names, ages, nationalities (if not South African), occupations, experience and addresses of the directors of JD Group are set out below:

Name, Age, Occupation	Experience	Address
Executive		
Israel David Sussman (54) BCom Executive Chairman	Appointed April 1986. Appointed chairman in February 1989. 29 years' experience in furniture retailing. Founded JD Group in 1983	JD House 27 Stiemens Street Braamfontein, 2001
Hermias Cornelius Strauss (50) Managing Director	Appointed on 1 December 1993. Responsible for JD Group operations. 32 years' experience in furniture retailing. Joined Russells in 1971 and appointed chief executive of that chain in 1989	JD House 27 Stiemens Street Braamfontein, 2001
Jan Louis Bezuidenhout (47) BCom, LLB Director – Corporate Services	Appointed 16 March 1994. Responsible for JD Group strategic planning, investor liaison and corporate legal and statutory services. 13 years' experience in merchant and corporate banking and nine years' experience in furniture retailing	JD House 27 Stiemens Street Braamfontein, 2001
Gerald Völkel (42) BAcc, CA(SA) Group Financial Director	Appointed 2 April 2001. Joined JD Group in November 1995. 15 years' experience in auditing and seven years' experience in retailing	JD House 27 Stiemens Street Braamfontein, 2001
Non-executive		
Mervyn Eldred King, SC (65) BA, LLB (cum laude) H Dip Tax Law Chairman of the King Committee on Corporate Governance and director of companies	Appointed on 2 May 1995. Chairman of the audit committee and member of the nominations and remuneration committee	9 Fricker Road Illovo Boulevard Illovo, 2196
Dr Deenadayalen Konar (48) BCom, HDipAcc MAS, CertTaxLaw, DCom, CA(SA) Director of companies	Appointed 19 July 1995. Chairman of the risk management committee and member of the audit, nominations and remuneration committees	Ground Floor FHS House 15 Girton Road Parktown, 2193

Name, Age, Occupation	Experience	Address
Ivan Stanley Levy (64) Dip Law Attorney and director of companies	Appointed 1 December 1994. Chairman of the nominations and remuneration committees and chairman of the board of trustees of JD Group's pension fund	JD House 27 Stiemens Street Braamfontein, 2001
Maureen Lock (53) BCom, CA(SA) Corporate financier	Appointed 2 April 2001.	22 Orchard Mains Woking Surrey GU22 0ET United Kingdom
Martin John Shaw (64) CA(SA) Consultant and director of companies	Appointed 1 June 2001. Member of the risk management, audit, nominations and remuneration committees	12 Centre Road Morningside Sandton

8.2 Appointment, qualifications, remuneration and borrowing powers of directors

The relevant extracts from the articles of association of JD Group providing for the appointment, qualification, remuneration and borrowing powers of directors are set out in Appendix 9 to this Listing Particulars.

All the JD Group directors have confirmed in terms of Schedule 21 of the JSE Listings Requirements that they have not been:

- disqualified by any court from acting as director of a company or from acting in the management or conduct of the affairs of any company or been the subject of any public criticisms by statutory or regulatory authorities (including recognised professional bodies);
- convicted of an offence resulting from dishonesty, fraud or embezzlement or, convicted in any jurisdiction of any criminal offence or any offence under legislation relating to the Act; or
- adjudged bankrupt or entered into any voluntary creditors' liquidations or been sequestrated in any jurisdiction or been a director of any company at the time or within the 12 months preceding any of the following events taking place: receiverships, compulsory liquidations, creditors' voluntary liquidations, administrations, company voluntary arrangements or any composition or arrangement with creditors generally or any class of creditors, barred from entry into any profession or occupation.

8.3 Directors' remuneration and service contracts

8.3.1 The remuneration paid to the board of directors of JD Group in respect of the year ended 31 August 2002 is set out in Appendix 11.

8.3.2 Details of the board of directors of JD Group share options at 31 August 2002 are set out in Appendix 12.

8.3.3 JD Group is managed in terms of an agreement with Sustein Management. Save as disclosed below, the directors of JD Group have no interests in any material contracts or transactions.

8.3.4 Management contract

8.3.4.1 Parties to the agreement:

8.3.4.1.1 JD Group;

8.3.4.1.2 JDG Trading;

8.3.4.1.3 Sustein Management; and

8.3.4.1.4 the Executive Management Team.

8.3.4.2 Date of agreement and addenda thereto:

8.3.4.2.1 the original agreement was entered into between the companies in 8.3.4.1.1 to 8.3.4.1.3 above and the then management team on 18 July 1995. The first addendum thereto was entered into on 22 April 1998, the second addendum on 30 April 2001 and the third addendum on 1 October 2002;

8.3.4.2.2 the addenda arose to facilitate changes in the then management team from time to time. It is recorded that NWE Thomson retires as an executive with effect from 28 February 2003.

8.3.4.3 Background:

8.3.4.3.1 In order to retain the expertise of the then management team, JD Group and JDG Trading ("the companies") with effect from 1 March 1995 entered into an agreement with Sustein Management whereby the latter manages the business of the companies.

8.3.4.3.2 The management agreement was entered into for an initial period of five years subject to objective performance criteria. The conclusion of the agreement resulted in no additional cost to the companies.

8.3.4.4 Shareholders' approval:

The agreement was approved by the major shareholders of JD Group prior to signature and was ratified at a general meeting of JD Group on 20 November 1995.

8.3.4.5 The salient points of the agreement are:

8.3.4.5.1 the total issued share capital of Sustein Management is held by the Executive Management Team;

8.3.4.5.2 each member of the Executive Management Team is employed by Sustein Management and seconded by the latter to JDG Trading;

8.3.4.5.3 each member of the Executive Management Team is subject to an employment contract and restraint agreement with Sustein Management and the rights of the latter have been assigned to the companies to secure the interests of the Executive Management Team and the companies;

8.3.4.5.4 the initial period of the agreement was five years whereafter it was subject to automatic renewal for an additional five years and currently continues until 28 February 2005 whereafter it is for an indefinite period subject to one year's notice either way;

8.3.4.5.5 the remuneration payable by JDG Trading to Sustein Management is the aggregate of:

8.3.4.5.5.1 R12,9 million per annum (for the financial year ended 31 August 2002); and

8.3.4.5.5.2 all other actual expenses reasonably and necessarily incurred by Sustein Management in discharging its obligations to the companies.

8.3.4.5.5.3 – There is a profit sharing mechanism whereby 1 503 000 (one million five hundred and three thousand) units have in the aggregate been allocated to the Executive Management Team and which units are deemed to have been allocated to Sustein Management.

– Each unit is based upon the earnings per share of an equity instrument in JD Group at a determined time and the amount payable to Sustein Management is calculated in accordance with the following formula:

R = E x U,

where:

R = the amount payable to Sustein Management

E = the basic HEPS (headline earnings per JD Group share as determined in accordance with international general accounting practices) as published on a six monthly basis in accordance with the rules and regulations of the JSE

U = 1 503 000 units.

The number of units referred to in the profit formula will vary from time to time as the Executive Management Team may vary – in this regard it is to be noted that N W E Thomson retired as a JD Group director on 17 February 2003 and will retire as an executive on 28 February 2003.

8.4 Directors' interests in transactions

None of the directors of JD Group had any interest in any transaction which is or was unusual in its nature or conditions, or material to the business of JD Group which was executed by JD Group:

- during the current or immediately preceding financial year; or
- during an earlier financial year which remains in any respect outstanding.

8.5 Directors' interests in securities

On 31 August 2002 the directors had the following interests in the share capital of JD Group:

	Direct	Indirect	Total shares
I D Sussman	–	200 000	200 000
H C Strauss	–	100 000	100 000
J L Bezuidenhout	–	100 000	100 000
G Völkel	8 000	15 000	23 000
M E King	–	2 428	2 428
I S Levy	–	2 428	2 428

No JD Group directors had any dealings in JD Group shares between 31 August 2002 and the last practicable date.

The interest of JD Group directors will not be affected as a result of the scheme.

Refer to disclosures on pages 59 and 60 for details of share options.

9. Borrowings and advances

JD Group and Profurn have not issued any debentures, loan stock or other form of loan capital and do not have any off balance sheet finance commitments, save as disclosed in this Listing Particulars. The relevant provisions of the articles of association of JD Group in relation to the borrowing powers of directors are set out in Appendix 9 to this Listing Particulars.

The borrowing powers of JD Group and Profurn have not been exceeded during the three years preceding the date of the issue of this Listing Particulars.

No loans have been made or security furnished by the company for the benefit of any director or manager or associate thereof, other than for the share incentive trusts.

10. Working capital of JD Group

The board of directors of JD Group is of the opinion that:

10.1 the working capital available to JD Group and its subsidiaries including Profurn, including the refinancing of maturing facilities, assuming the transaction has taken place, is sufficient for the Group's present requirements, that is, for at least the 12 months following the date of issue of this circular; and

10.2 maturing facilities can be refinanced on similar terms to those of the maturing facilities.

11. Major shareholders

At the last practicable date JD Group's records reflected that the following JD Group shareholders held 5% or more of the issued share capital of JD Group:

	JD Group shares	**Percentage of JD Group issued share capital**
Old Mutual plc – Asset Managers	28 599 825	25
Public Investment Commissioner	19 241 226	17
Sanlam Limited – Asset Managers	6 522 675	6

12. Litigation statement

12.1 There are no legal or arbitration proceedings, which may have, or have had in the past 12 months, a material effect on the financial position of JD Group. The board of directors of JD Group is not aware of any such proceedings that are pending or threatened.

12.2 The board of directors of Profurn has informed JD Group that there are no legal or arbitration proceedings which may have, or have had in the past 12 months, a material effect on the financial position of Profurn and is not aware of any such proceedings that are pending or threatened.

13. Directors' responsibility statement

The board of directors of JD Group, insofar as the information relates to JD Group, and the board of directors of Profurn, insofar as the information relates to Profurn in relation to this circular:

- has considered all statements of fact and opinion in this document;
- accepts, individually and collectively, full responsibility for the material accuracy of the information given;
- certifies that, to the best of its knowledge and belief, no material facts have been omitted which would make any statement in this document false or misleading and that it has made all reasonable enquiries to ascertain such facts.

14. Letters of consent from professional advisors

Each of the attorneys, independent auditors and reporting accountants, investment bank and transaction sponsor and transfer secretaries has consented in writing to act in the capacity stated and to its name being stated in the Listing Particulars and has not withdrawn its consent prior to the publication of this Listing Particulars.

For and on behalf of the board

Gerald Völkel
Group financial director

Johannesburg
20 February 2003

Financial information relating to JD Group

The information presented below has been extracted from JD Group's audited financial statements for the financial years ended 31 August 2000, 31 August 2001 and 31 August 2002:

Balance sheets

	31 August 2002 R'm	31 August 2001 R'm	31 August 2000 R'm
ASSETS			
Non-current assets	355	269	224
Property, plant and equipment	144	127	109
Goodwill	54	6	–
Share incentive trusts	10	10	13
Investments	110	110	102
Deferred taxation	37	16	–
Current assets	3 898	4 270	3 286
Inventories	427	359	354
Accounts receivable	3 231	3 255	2 882
Financial assets	13	–	–
Taxation	5	1	9
Bank balances and cash	222	655	41
Total assets	4 253	4 539	3 510
EQUITY AND LIABILITIES			
Equity and reserves			
Share capital and premium	782	781	762
Non-distributable reserve	24	4	–
Retained income	1 112	1 093	924
Shareholders for dividend	25	42	35
Shareholders' equity	1 943	1 920	1 721
Outside shareholders' interest	21	(1)	–
Non-current liabilities	1 310	1 577	1 106
Interest bearing long term liabilities	1 049	1 261	750
Deferred taxation	261	316	356
Current liabilities	979	1 043	683
Non-interest bearing	745	722	679
Interest bearing	219	192	–
Financial liabilities	11	–	–
Taxation	2	125	4
Bank overdraft	2	4	–
Total equity and liabilities	4 253	4 539	3 510

Income statements

	12 months 31 August 2002 R'm	12 months 31 August 2001 R'm	Unaudited proforma 12 months 31 August 2000 R'm	14 months 31 August 2000 R'm
Revenue	4 083	3 788	3 429	3 928
- Continuing	4 083	3 517	3 023	3 465
- Discontinued	–	271	406	463
Cost of sales	1 706	1 530	1 342	1 541
- Continuing	1 706	1 447	1 222	1 404
- Discontinued	–	83	120	137
Operating income	418	657	544	565
- Continuing	418	617	476	494
- Discontinued	–	40	68	71
Investment income	11	8	7	7
Finance costs	130	101	78	88
Income before exceptional item	299	564	473	484
Exceptional item	–	167	–	–
Income before taxation	299	397	473	484
Taxation	60	123	146	149
Income after taxation	239	274	327	335
Attributable to outside shareholders	2	1	–	–
Income attributable to shareholders	241	275	327	335
Number of shares in issue ('000)	112 730	112 609	111 651	111 651
Weighted average number of shares in issue ('000)				
- basic	112 709	112 123	111 085	110 980
- diluted	113 285	115 170	116 219	115 973
Headline earnings per share (cents)				
- basic	225,2	351,2	293,7	300,0
- diluted	224,1	341,9	280,7	287,1
Earnings per share (cents)				
- basic	213,8	245,3	295,2	301,8
- diluted	212,7	238,8	282,1	288,8
Distribution to shareholders (cents)	56	94	78	78

Cash flow statements

	12 months 31 August 2002 R'm	12 months 31 August 2001 R'm	Unaudited proforma 12 months 31 August 2000 R'm	14 months 31 August 2000 R'm
Cash flows from operating activities	(159)	(25)	(196)	(112)
Cash generated by operations	489	682	588	615
Increase in working capital	(238)	(470)	(539)	(446)
Cash generated by operating activities	251	212	49	169
Investment income	11	8	7	7
Interest received	30	12	2	3
Interest paid	(176)	(113)	(80)	(91)
Taxation paid	(195)	(45)	(94)	(120)
Cash utilised by operating activities	(79)	74	(116)	(32)
Dividends paid	(80)	(99)	(80)	(80)
Cash flows from investing activities	(88)	(87)	(88)	(175)
Decrease in loans to the share incentive trusts	–	3	(20)	(19)
Acquisition of subsidiaries	(29)	(2)	–	–
Investments acquired	1	(30)	(22)	(101)
Proceeds on disposal of property, plant and equipment	7	8	9	10
Additions to property, plant and equipment	(67)	(66)	(55)	(65)
Cash flows from financing activities	(184)	722	312	298
Proceeds on issue of shares	1	19	35	35
Long term bank borrowings raised	–	1 000	279	279
Long term bank borrowings repaid	(160)	(797)	–	(14)
Finance lease liability raised	–	500	–	–
Finance lease liability repaid	(25)	–	(2)	(2)
Net decrease in cash and cash equivalents	(431)	610	28	11
Cash and cash equivalents at beginning of period	651	41	13	30
Cash and cash equivalents at end of period	220	651	41	41

Statements of changes in equity

	Share capital R'm	Share premium R'm	Non-distributable reserve R'm	Retained income R'm	Share-holders for dividend R'm	Total R'm
Balance at 30 June 1999	5	722		676	28	1 431
Income attributable to shareholders				335		335
Distributable to shareholders				(87)	87	–
Paid to shareholders						
– 15 October 1999					(28)	(28)
– 12 April 2000					(52)	(52)
Issue of share capital		35				35
Balance at 31 August 2000	5	757		924	35	1 721
Income attributable to shareholders				275		275
Distributable to shareholders				(106)	106	–
Paid to shareholders						
– 15 December 2000					(35)	(35)
– 15 June 2001					(64)	(64)
Translation of foreign entity			4			4
Issue of share capital	1	18				19
Balance at 31 August 2001						
– as previously reported	6	775	4	1 093	42	1 920
Change in accounting policy				(159)		(159)
Balance at 31 August 2001						
– restated	6	775	4	934	42	1 761
Income attributable to shareholders				241		241
Distributable to shareholders				(63)	63	–
Paid to shareholders						
– 19 November 2001					(42)	(42)
– 27 May 2002					(38)	(38)
Translation of foreign entities			20			20
Issue of share capital		1				1
Balance at 31 August 2002	6	776	24	1 112	25	1 943

Commitments and contingent liabilities

	2002 R'm
Capital expenditure	
Authorised and contracted	1
Authorised but not yet contracted	94
	95

This expenditure will be financed from internal resources and existing borrowing facilities.

Operating lease commitments	
Due within one year	246
Due thereafter	674
	920

The Group has no other commitments or contingent liabilities.

Notes to the Group financial statements

1. Change in accounting policy

During the year, the Group changed its accounting policy relating to financial instruments in accordance with IAS 39: Financial Instruments: Recognition and Measurement (Revised 2000).

IAS 39 (Revised 2000) has introduced a comprehensive framework for accounting for all financial instruments. The principal effect of the adoption of IAS 39 has been the recognition of additional impairment provisions for originating loans and receivables based on the net present value of expected future cash flows of delinquent accounts, and the recognition of the derivative financial instruments on balance sheet at fair value with effect from 1 September 2001.

The effects on opening retained income and current year net income are summarised as follows:

	Gross R'm	Taxation R'm	Net R'm
Opening retained income			
Additional accounts receivable provision	(220)	67	(153)
Fair value of derivative instruments	(9)	3	(6)
Reduction in opening retained income	(229)	70	(159)
Current year net income			
Release of accounts receivable provision	83	(25)	58
Movement in fair value of derivative instruments	13	(4)	9
Increase in net income	96	(29)	67

* As a result of the proposed amendments to IAS 39 and the release of implementation guidance, certain paragraphs in IAS 39 relating to the discount rate to be applied to the expected cash flows from the receivables have been clarified. The opening retained income was not restated in the interim results at February 2002. This has now been restated to reflect the application of the discount rate referred to above.

	2002 R'm
2. Revenue	
Sale of merchandise	2 583
Finance charges earned	750
Financial services	551
Other services	199
	4 083
3. Reconciliation of revenue to operating income	
Revenue	4 083
Cost of sales	1 706
Other direct operating expenses	340
Administration and IT	241
Marketing	188
Occupancy	325
Staff	700
Transport and travel	137
Management fee	13
Goodwill	15
Operating income	418

	2002 R'm
4. Income before taxation	
is stated after taking account of the following items:	
Auditors' remuneration	
Audit fees – current	2,1
– prior	0,6
Other services	0,4
Expenses	0,1
	3,2
Depreciation of property, plant and equipment	
Owned	55,7
Leased	0,9
	56,6
Fair value losses on embedded derivatives	3,5
Fair value provision on trade receivables	(83,3)
Foreign exchange gains	(5,2)
Goodwill	
Amortisation	2,7
Impairment	12,2
	14,9
Interest received	
Finance income	(29,9)
Fair value gains on interest rate swaps	(16,3)
	(46,2)
Management fees	
Sustein Management (Pty) Ltd	12,9
Operating leases – business premises	248,5
Retirement benefit costs	
Defined contribution funds	33,2
Defined benefit funds	7,2
	40,4
Surplus on disposal of property, plant and equipment	
Owned	(3,0)

	2002 R'm
5. Taxation	
South African taxation:	
Normal – current	47,3
– prior	12,0
Deferred – current	20,7
– prior	(12,8)
Secondary Taxation on Companies	6,5
	73,7
Foreign taxation:	
Normal – current	0,2
– prior	2,0
Deferred – current	(14,6)
– prior	(1,8)
– rate adjustment	0,9
Withholding and other	0,1
	(13,2)
Total taxation	60,5
Dealt with as follows:	
Current taxation	68,1
Deferred taxation	(7,6)
Total taxation	60,5
Reconciliation of taxation charge	
Domestic standard normal rate of taxation (%)	*30,0*
Taxation at standard rate	89,7
Adjusted for:	
Foreign tax rate differential	(0,3)
Expenditure disallowed	9,2
Exempt income	(47,2)
Prior years	(0,6)
Deferred tax asset not raised	2,2
Secondary Taxation on Companies	6,5
Withholding taxes	0,1
Rate adjustment	0,9
Taxation charged to income	60,5
Effective rate of taxation (%)	*20,2*
Estimated tax losses available for set off against future taxable income amount to	79,8

	2002 R'm
6. Accounts receivable	
Instalment sale receivables	3 972
Less: Provisions	(915)
Unearned finance charges	(522)
Other	(393)
	3 057
Other receivables	174
	3 231

In accordance with industry norms, amounts due from instalment sale receivables after one year are included in current assets. The credit terms of instalment sale receivables range from six to 24 months.

Included in current year provisions is the additional impairment provision raised to account for the discounting of expected cash receipts for arrear instalment sale receivables as required by IAS 39 and discussed in note 1. In terms of the transitional provisions of IAS 39 the comparative results have not been restated. The comparative total provisions would have amounted to R898 million, including the additional impairment provision of R220 million.

Bank borrowings are secured by negative pledge of accounts receivable.

7. Retirement benefits

The Group has made provision for pension and provident schemes covering substantially all employees. All eligible employees are members of either a defined benefit or a defined contribution scheme administered by the Group, the South African Commercial, Catering and Allied Workers Union (SACCAWU) or the Social Security Fund in Poland, or the AMP NPI in the United Kingdom.

One defined benefit scheme and six defined contribution schemes are in operation. The assets of these schemes are held in administered trust funds separated from the Group's assets. Scheme assets primarily consist of listed shares, property trust units and fixed income securities. The schemes are governed by the South African Pension Funds Act of 1956 or the Polish Social Securities System Act of 1998, or the Pensions and Social Security Act of 2000 in the United Kingdom.

The defined benefit fund is valued actuarially at intervals of not more than three years using the projected unit credit method. The scheme was valued for financial reporting purposes at year end.

In arriving at their conclusion, the actuaries took into account the following reasonable long term estimates:

	2002 %
Inflation	6,5
Increase in salaries	8,0
Increase in pensions	4,2
Return on investment	11,5
Discount rate	11,5

The actuarially determined fair value of the assets of the defined benefit scheme was R67 million (2001: R80 million) which corresponds with the market value at that date. This is sufficient to cover the benefits that had accrued to members, allowing for expected future increases in earnings, amounting to R61 million (2001: R75 million).

During the year approximately 11% of the fund's obligation and benefits were transferred to third parties resulting in the decrease in both the fair value of the defined benefit scheme assets and the estimated benefits accrued to members.

	2002 R'm
Cost recognised	7,2
Current service cost	5,0
Interest cost	8,5
Curtailment/Settlement cost	2,8
Expected return on plan assets	(8,8)
Asset utilised	(0,3)

As the Group has not conducted the surplus apportionment process as required by the Pension Funds Amendment Act, 2001, ownership of the surplus cannot be determined. As a result, the surplus in the fund has not been recognised as an asset.

Any deficit as determined by the actuaries is funded either immediately or through increased contributions to ensure the ongoing soundness of the scheme.

Accounting policies

Basis of accounting

The financial statements are prepared on the historical cost basis in accordance with South African Statements of Generally Accepted Accounting Practice and International Accounting Standards and incorporate the following principal accounting policies.

The financial statements are presented in South African rand since this is the currency in which the majority of the Group's transactions are denominated.

Consistent with prior financial reporting periods the trading cycle ends on the 15th of each following month. The financial year ends on 15 September.

Basis of consolidation

The Group financial statements incorporate the financial statements of the Company and its subsidiaries. Subsidiaries are those entities over whose financial and operating policies the Group has the power to exercise control, so as to obtain benefits from their activities.

On acquisition, the assets and liabilities of the subsidiaries are measured at fair value. The results of subsidiaries are included from the effective dates of acquisition and up to the effective dates of disposal. All intercompany transactions and balances are eliminated on consolidation.

The accounting policies and year ends of all subsidiaries are consistent throughout the Group.

The assets and liabilities of foreign subsidiaries are translated into rand at rates of exchange ruling at the year end. The results of their operations are translated at an appropriate weighted average rate of exchange for the year.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition. Goodwill is capitalised and amortised on a straight line basis over its estimated useful life and is assessed for impairment.

Deferred taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Temporary differences arise from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding taxation basis used in the computation of assessable taxable profit. In general, deferred taxation liabilities are recognised for all taxable temporary differences and deferred taxation assets are recognised to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition of other assets and liabilities which affects neither the taxable profit nor the accounting profit at the time of the transaction.

Deferred taxation liabilities are recognised for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred taxation is calculated at the taxation rates that are expected to apply to the period when the asset is realised or the liability is settled. Deferred taxation is charged or credited in the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred taxation is also dealt with in equity.

Property, plant and equipment

Property, plant and equipment are stated at cost and are depreciated on the straight line basis over the estimated useful lives of the assets concerned. Rates of depreciation vary between 10% and 33,3% per annum.

Leased assets

Lease agreements which transfer substantially all the risks and rewards associated with ownership of an asset to the lessee are regarded as finance leases. Assets subject to finance lease agreements are capitalised at the lower of the present value of the minimum lease payment and their cash cost equivalent and the corresponding liability to the lessor is raised. Lease payments are allocated using the effective interest rate method to determine the lease finance cost, which is charged against operating income and the capital repayment, which in turn reduces the liability to the lessor. These assets are depreciated on the same basis as the property, plant and equipment owned by the Group over the period of the lease. Other leases, which merely confer the right to the use of an asset, are treated as operating leases, with lease payments charged against operating income systematically over the period of the lease.

Investments

Investments in securities are recognised on a trade date basis and are initially measured at cost. At subsequent reporting dates, where the Group has the intention and ability to hold the investment to maturity, the investment is measured at amortised cost less any provision for impairment.

Trade receivables

Trade receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts based on estimated future cash flows discounted at the effective rate implicit to each contract.

Inventories

Inventories comprise merchandise for resale and are valued at the lower of cost and net realisable value. Cost is determined on the weighted average cost basis. Adequate provision is made for obsolete and slow moving inventories.

Financial instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group has become a party to the contractual provisions of the instrument.

Derivative financial instruments

Derivative financial instruments are initially recorded at cost and are remeasured to fair value at subsequent reporting dates.

Offsetting financial assets and liabilities

Financial assets and liabilities are set off where the Group has a legal and enforceable right to set off and there is an intention to settle the liability and realise the asset simultaneously, or to settle on a net basis.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such

indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash generating unit to which the asset belongs.

If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash generating unit is reduced to its recoverable amount. The impairment losses are recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or cash generating unit in prior years. A reversal of an impairment loss is recognised as income immediately.

Revenue recognition

Profit on sales under instalment sale transactions is included in revenue at date of sale. Finance charges, calculated on the effective interest rate method, are taken to revenue over the period of the agreements as instalments become due. The method approximates the net present value of anticipated future cash flows.

Foreign currency transactions

Transactions in foreign currencies are accounted for at the rate of exchange ruling on the date of the transaction. Foreign assets and liabilities are converted into South African currency at the approximate rates of exchange ruling at the balance sheet date while the results of foreign operations are translated at an average exchange rate for the period. Gains or losses on conversions of foreign currencies are accounted for in the period in which they arise and are included in operating income, except where they arise on translation of the Group's foreign entities, when they are credited or charged directly to reserves.

Retirement benefits

Contributions to retirement benefit funds are charged against income as an expense in the period in which the services are rendered.

Equity compensation benefits

The Company grants share options to certain directors and employees under share incentive schemes. The costs incurred in administering the schemes are expensed as incurred. No compensation cost is recognised in these annual financial statements for options or shares granted to employees from the share incentive schemes.

Financial information relating to Profurn

The information presented below has been extracted from Profurn's audited financial statements for the financial years ended 31 December 1999, 31 December 2000 and 31 December 2001 and the audited interim results for the six months ended 30 June 2002. These financial statements have been audited by Grant Thornton Kessel Feinstein who issued unqualified reports thereon.

Balance sheets

	30 June 2002 R'000	31 December 2001 R'000	31 December 2000 R'000	31 December 1999 R'000
Non-current assets	287 301	271 933	308 557	303 356
Tangible assets	227 345	224 512	276 116	193 399
Goodwill	–	–	16 907	–
Financial assets	–	34 236	15 534	–
Deferred taxation	59 956	13 185	–	–
Loan to share incentive scheme	–	–	–	109 957
Current assets	2 764 398	3 225 297	3 746 213	2 228 433
Inventories	462 927	593 191	709 695	502 087
Trade receivables	2 032 449	2 433 263	2 799 948*	1 585 239*
Sundry receivables	65 079	104 592	60 251	48 913
Cash and cash equivalents	203 943	94 251	176 319	92 194
Total assets	3 051 699	3 497 230	4 054 770	2 531 789
Shareholders' equity	2 009 775	1 688 610	2 053 021	1 728 827
Stated capital	1 560 413	982 430	965 744	1 073 206
Revaluation and other reserves	16	120 798	(104 472)	(64 784)
Retained earnings	449 346	585 382	1 071 520	633 497
Minority shareholders' interest	–	–	120 229	86 908
Non-current liabilities	146 905	177 542	804 361	207 265
Long term interest bearing debt	88 229	118 871	399 561*	4 982
Deferred taxation	–	–	331 360	202 283
Loan from share incentive scheme	58 676	58 671	73 440	–
Current liabilities	895 019	1 631 078	1 197 388	595 697
Trade and other payables	512 291	571 548	616 299	571 015*
Provisions	85 000	85 000	75 000	–
Short term interest bearing debt	289 243	962 420	476 868*	4 372
Accrued taxation	8 485	12 110	29 221	20 310
Total equity and liabilities	3 051 699	3 497 230	4 054 770	2 531 789

*Restated.

Income statements

	Six months ended 30 June 2002 R'000	31 December 2001 R'000	31 December 2000 R'000	31 December 1999 R'000
Cash sales	649 497	1 534 700	1 316 637	898 620
Credit sales	435 030	1 525 695	1 672 261	1 099 726
Total sales	1 084 527	3 060 395	2 988 898	1 998 346
Finance charges earned	294 853	567 891	552 014	394 736*
Other income	225 027	718 784	674 823	448 977
Turnover	1 604 407	4 347 070	4 215 735	2 842 059
Cost of sales	(775 722)	(2 127 576)	(1 995 445)	(1 353 410)
Gross profit	828 685	2 219 494	2 220 290	1 488 649
Operating expenses	(952 434)	(1 903 700)	(1 565 563)	(1 084 945)
Operating profit before exceptional charges	(123 749)	315 794	654 727	403 704
Exceptional charges	–	(840 769)	88 578	–
Operating (loss)/profit	(123 749)	(524 975)	743 305	403 704
Finance costs	(56 424)	(130 684)	(18 113)	17 904
(Loss)/profit before taxation	(180 173)	(655 659)	725 192	421 608
Taxation	44 137	169 521	(164 394)	(46 898)
(Loss)/profit after taxation	(136 036)	(486 138)	560 798	374 710
Minority interest	–	–	(51 166)	(25 231)
Net (loss)/profit	(136 036)	(486 138)	509 632	349 479
Earnings/(loss) per share				
Earnings per share (cents) – Basic	(179,6)	(45,1)	47,1	33,1
– Fully diluted	(179,6)	(42,6)	45,7	33,1
Headline earnings per share – Fully diluted	(179,6)	(31,7)	45,7*	33,1

*Restated.

Cash flow statements

	Six months ended 30 June 2002 R'000	31 December 2001 R'000	31 December 2000 R'000	31 December 1999 R'000
Cash flows from operating activities				
Cash generated from operations	311 051	42 050	(500 164)	35 639
Interest paid	(56 424)	(130 684)	(18 113)	17 904
Taxes paid	(6 341)	(40 352)	(4 622)	(13 166)
Cash dividends paid	–	–	–	(23 736)
Net cash used in operating activities	248 286	(128 986)	(522 899)	16 641
Cash flows from investing activities				
Additions to tangible assets	(59 348)	(59 760)	(140 606)	(100 950)
Proceeds on disposal of tangible assets	–	14 964	4 876	2 301
Investment	–	(34 236)	(13 031)	–
Acquisition of businesses	–	(35 373)	(16 771)	(402 950)
Proceeds on disposal of businesses	50 845	27 100	–	–
Increase in loan from share incentive scheme	6	2 049	31 582	62 635
Foreign currency translation adjustment	9 405	(25 035)	(5 650)	–
Net cash used in investing activities	908	(110 291)	(139 600)	(438 964)
Cash flows from financing activities				
(Decrease)/increase in long term borrowings	(29 928)	(250 924)	414 485*	338
Decrease in short term borrowings	–	–	–	(8 952)
Share issue net of expenses	577 983	(133)	(1 510)	259 965
Cash dividends paid to shareholders		–	(25 747)	–
Net cash used in financing activities	548 055	(251 057)	387 228	251 351
Effect of exchange rate changes on cash and cash equivalents	(13 667)	26 090	(19 321)	(1 377)
Net decrease in cash and cash equivalents	783 582	(464 244)	(294 592)*	(172 349)
Cash and cash equivalents at beginning of period	(814 801)	(276 020)	18 572*	264 543
Cash in Zimbabwe at beginning of period	–	(74 537)	–	–
Cash and cash equivalents at end of period	(31 219)	(814 801)	(276 020)	92 194

*Restated.

Statements of changes in equity

	Stated capital R'000	Treasury shares R'000	Retained earnings R'000	Translation adjustment and reserves R'000	Total R'000
Balance at 31 December 1998	1 052 140		347 322	(30 764)	1 368 698
Net profit for year			349 479		349 479
Foreign currency translation adjustment				(34 020)	(34 020)
Dividend – cash			(23 736)		(23 736)
Dividend – capitalisation award	39 568		(39 568)		–
Shares issued*	302 857				302 857
Goodwill written off	(321 359)				(321 359)
Balance at 31 December 1999	1 073 206		633 497	(64 784)	1 641 919
Net profit for year			509 632		509 632
Foreign currency translation adjustment				(41 042)	(41 042)
Dividend – cash			(25 747)		(25 747)
Dividend – capitalisation award	45 862		(45 862)		–
Revaluation of land and buildings				1 354	1 354
Shares issued*	109 344				109 344
Purchase of treasury shares		(262 668)			(262 668)
Balance at 31 December 2000	1 228 412	(262 668)	1 071 520	(104 472)	1 932 792
Net loss for year			(486 138)		(486 138)
Foreign currency translation adjustment				140 037	140 037
Non-distributable reserve				86 587	86 587
Revaluation of land and buildings				(1 354)	(1 354)
Shares issued*	16 686				16 686
Balance at 31 December 2001	1 245 098	(262 668)	585 382	120 798	1 688 610
Net proceeds of share issue	577 983				577 983
Net loss for period			(136 036)		(136 036)
Foreign currency translation adjustment				(120 782)	(120 782)
Balance at 30 June 2002	1 823 081	(262 668)	449 346	16	2 009 775

*Net of share issue expenses.

	R'000

Commitments and contingent liabilities

At 30 June 2002

Commitments

Operating lease	
Future leasing charges for vehicles, equipment and premises:	
Payable within one year	
Vehicles	8 501
Equipment	946
Premises	228 563
	238 010
Payable thereafter	
Vehicles	22 462
Equipment	56
Premises	326 673
	349 191
	587 201

Contingent liability

There is a contingent liability for foreign taxation of up to an estimated R45 million.

Accounting policies

The financial statements are prepared on the historical cost basis and incorporate the principal accounting policies set out below. These policies comply with Statements of Generally Accepted Accounting Practice in South Africa.

Basis of consolidation

Subsidiary undertakings, which are those companies in which the group, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations, have been consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the group and are no longer consolidated from the date of disposal. All intercompany transactions, balances and unrealised surpluses and deficits on transactions between group companies have been eliminated. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the group. Separate disclosure is made of minority interests.

Translation of foreign currencies

Transactions

Transactions denominated in foreign currencies are recorded at the spot rate ruling on the date of the transaction.

Foreign currency assets and liabilities are reported using the closing rate and exchange differences are recognised in the results for the year.

Foreign entities

In translating the financial statements of a foreign entity for incorporation in the financial statements, the following procedures are used:

- the assets and liabilities, both monetary and non-monetary, of the foreign entity are translated at the closing rate;
- income and expense items of the foreign entity are translated at exchange rates at the dates of the transactions;
- all resulting exchange differences are classified as equity until the disposal of the net investment.

Financial instruments

Financial instruments carried on the balance sheet include cash and bank balances, investments, receivables, trade creditors, leases and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

Tangible assets

Land and buildings are stated at valuation or cost and are not depreciated. Independent valuations are obtained at least every five years. In the intervening years, such valuations are reviewed by the directors to ensure that no factors have arisen to render their use and disclosure misleading and to determine whether any permanent decline in value has occurred.

Depreciation is provided on all other tangible assets to write down the cost less estimated residual value by equal instalments over the useful life of the asset.

Finance leases

Assets held under finance leases are capitalised. At the commencement of the leases these assets are reflected at the lower of fair value and the present value of the minimum lease payments. The related liability is recognised at an equivalent amount. Finance charges are allocated to periods during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability of each period.

Inventories

Inventories, which comprise merchandise only, are stated at the lower of cost or net realisable value. Cost is determined by the first-in, first-out method or weighted average cost.

Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise cash in hand, deposits held at call with banks, and investments in money market instruments, net of bank borrowings. Outstanding cheques are included in creditors.

Employee benefits

Contributions to defined contribution retirement plans and medical schemes in respect of services in a particular period are recognised as an expense in that period.

Deferred taxation

Deferred taxation is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred taxation. Deferred taxation assets are raised where the recoverability of these assets is probable.

Revenue

Revenue from the sale of goods is recognised when delivery is made. Finance charges on credit sales are recognised on an effective yield basis. Other revenues, including insurance income, are recognised as they accrue.

Turnover

Turnover includes amounts invoiced by Group companies for goods and services, plus net finance charges earned on instalment and other credit sales, but excludes intergroup turnover and amounts invoiced in respect of value added tax.

Investments

Non-trading investments are classified as financial assets and stated at fair value.

Discontinued operations

Discontinued operations are recognised on the occurrence of one of the following events:

- the company has entered into a binding sale agreement for substantially all of the assets attributable to a discontinuing operation; and
- the board of directors has approved and announced a detailed formal plan for the discontinuance.

Proforma consolidated balance sheet of JD Group after the transaction

	JD Group 31 August 2002 before R'm	Adjustments R'm	JD Group after R'm
ASSETS			
Non-current assets	355	227	582
Property, plant and equipment	144	227	371
Goodwill	54		54
Share incentive trusts	10		10
Investments	110		110
Deferred taxation	37		37
Current assets	3 898	2 011	5 909
Inventories	427	448	875
Accounts receivable	3 231	1 359	4 590
Financial assets	13		13
Taxation	5		5
Bank balances and cash	222	204	426
	4 253	2 238	6 491
EQUITY AND LIABILITIES			
Equity and reserves			
Share capital and premium	782	978	1 760
Non-distributable reserve	24		24
Retained income	1 112		1 112
Shareholders for dividend	25		25
Shareholders' equity	1 943	978	2 921
Outside shareholders' interest	21		21
Non-current liabilities	1 310	235	1 545
Interest bearing long term liabilities	1 049	88	1 137
Deferred taxation	261	88	349
Share incentive scheme		59	59
Current liabilities	979	1 025	2 003
Non-interest bearing	219	685	903
Interest bearing	745	289	1 034
Financial liabilities	11		11
Taxation	2	51	53
Bank overdraft	2		2
	4 253	2 238	6 491

Note to the proforma balance sheet:

The proforma balance sheet is after aligning the accounting policies and the measurement and recognition criteria applied by Profurn with those applied by the JD Group. The adjustments principally relate to the application of IAS 39 and the recognition of certain liabilities.

Share price history of JD Group

The highest and lowest prices of JD Group shares and the volumes as traded on the JSE are set out below:

Date	High (cents)	Low (cents)	Volume
Quarter ended			
30 June 2001	4 300	2 990	13 149 281
30 September 2001	4 100	2 790	10 299 947
31 December 2001	4 000	2 500	20 996 081
31 March 2002	3 250	1 300	16 379 572
30 June 2002	1 940	1 400	18 469 176
30 September 2002	1 825	1 440	20 180 902
31 December 2002	2 455	1 580	15 515 506
31 March 2003	2 180	2 060	2 037 803
Month ended			
28 February 2002	2 375	1 800	4 258 804
31 March 2002	2 000	1 300	6 530 508
30 April 2002	1 845	1 400	8 521 776
31 May 2002	1 940	1 560	4 391 693
30 June 2002	1 875	1 630	5 555 707
31 July 2002	1 825	1 700	8 141 530
31 August 2002	1 800	1 550	4 799 910
30 September 2002	1 680	1 440	7 239 462
31 October 2002	1 879	1 580	9 483 765
30 November 2002	2 455	1 879	3 159 055
31 December 2002	2 400	2 050	2 872 686
31 January 2003	2 180	2 060	1 957 368
Daily			
23 December 2002	2 070	2 070	164 335
24 December 2002	2 075	2 075	12 200
27 December 2002	2 065	2 065	17 231
30 December 2002	2 100	2 070	36 800
31 December 2002	2 100	2 075	5 680
2 January 2003	2 075	2 075	34 338
3 January 2003	2 080	2 075	187 197
6 January 2003	2 090	2 075	63 740
7 January 2003	2 085	2 060	8 833
8 January 2003	2 150	2 100	91 778
9 January 2003	2 100	2 090	35 597
10 January 2003	2 100	2 070	4 925
13 January 2003	2 100	2 070	21 890
14 January 2003	2 180	2 125	127 654
15 January 2003	2 175	2 170	95 090
16 January 2003	2 155	2 135	57 250
17 January 2003	2 135	2 130	35 396
20 January 2003	2 135	2 130	60 544
21 January 2003	2 180	2 150	151 904
22 January 2003	2 180	2 160	76 892
23 January 2003	2 166	2 160	34 516
24 January 2003	2 180	2 162	210 511
27 January 2003	2 175	2 090	213 486

Date	High (cents)	Low (cents)	Volume
Daily			
28 January 2003	2 180	2 120	161 702
29 January 2003	2 160	2 140	30 365
30 January 2003	2 180	2 150	154 892
31 January 2003	2 180	2 115	98 868
3 February 2003	2 180	2 150	17 400
4 February 2003	2 175	2 150	55 600
5 February 2003	2 170	2 140	7 435

Source: I-Net Bridge.

Share price history of Profurn

The highest and lowest prices of Profurn shares and the volumes as traded on the JSE are set out below:

Date	High (cents)	Low (cents)	Volume
Quarter ended			
30 June 2001	3 100	780	27 223 367
30 September 2001	1 540	780	12 693 673
31 December 2001	1 200	500	8 148 417
31 March 2002	860	100	25 179 378
30 June 2002	300	140	8 236 486
30 September 2002	300	240	13 052 550
31 December 2002	480	260	10 841 865
31 March 2003	420	316	5 648 157
Month ended			
28 February 2002	340	180	15 539 389
31 March 2002	320	100	4 094 661
30 April 2002	300	140	3 135 198
31 May 2002	240	160	2 606 437
30 June 2002	270	160	2 494 851
31 July 2002	300	260	5 900 492
31 August 2002	286	250	4 854 360
30 September 2002	280	240	2 297 698
31 October 2002	365	260	7 026 078
30 November 2002	480	350	2 776 723
31 December 2002	449	350	1 039 064
31 January 2003	420	316	3 504 770
Daily			
23 December 2002	395	370	1 045
24 December 2002	–	–	–
27 December 2002	390	370	1 184
30 December 2002	400	385	19 104
31 December 2002	420	415	2 000
2 January 2003	–	–	–
3 January 2003	400	399	89 000
6 January 2003	–	–	–
7 January 2003	–	–	–
8 January 2003	400	360	14 208
9 January 2003	–	–	–
10 January 2003	390	360	7 590
13 January 2003	398	316	24 959
14 January 2003	398	350	4 937
15 January 2003	–	–	–
16 January 2003	395	350	23 513
17 January 2003	–	–	–
20 January 2003	390	360	21 667
21 January 2003	398	360	15 662
22 January 2003	390	365	64 485
23 January 2003	380	370	100 550
24 January 2003	400	379	50 650
27 January 2003	402	365	1 813 707

Date	High (cents)	Low (cents)	Volume
Daily			
28 January 2003	420	400	190 774
29 January 2003	415	406	86 693
30 January 2003	420	410	185 217
31 January 2003	415	410	811 158
3 February 2003	418	400	918 895
4 February 2003	418	415	564 642
5 February 2003	416	415	659 850

Source: I-Net Bridge.

Properties owned and leased by JD Group and its subsidiaries and Profurn and its subsidiaries

1. JD Group

1.1 Properties leased

Number of leases	Lessor	Principal lessees	Major locations	Total area occupied (m^2)	Total gross monthly rental Rand	Average lease period (years)	Average renewal options (years)	Average escalation per annum
		Southern Africa		655 371	17 804 700	5	3	8%
922	Institutions/ Private persons/ Private companies	JDG Trading (Pty) Ltd	South Africa					
		JD Group (Botswana) (Pty) Ltd	Botswana					
		JD Group (Lesotho) (Pty) Ltd	Lesotho					
		JD Group (Namibia) (Pty) Ltd	Namibia					
		JD Group (Swaziland) (Pty) Ltd	Swaziland					
		Poland		24 852	2 259 250	5	-	Annual inflation rate
24	Institutions/ Private persons/ Private companies	Abra S.A.	Poland					
		United Kingdom		6 255	1 387 121	12	-	7% subject to stipulated reviews
7	Institutions	BoConcept UK Ltd	United Kingdom					

1.2 Properties owned

Description	Location	Area m^2	Book value Rand
Warehouse	Portion 3 Erf 910, Bloemfontein	673	74 159
Retail store	Erf 15535, East London	607	154 723
Warehouse	Erf 17528, Parow	12 539	3 217 671
Head office and parking lot	Erven 3394-3398 Johannesburg	4 985	22 933 169
			26 379 722
Directors' valuation at 31 August 2002			R62,7 million

2. Profurn

2.1 Properties leased

Number of leases	Lessor	Principal lessees	Major locations	Total area occupied (m^2)	Total monthly gross rental Rand	Average lease period (years)	Average renewal options (years)	Average escalation per annum (%)
	Institutions/ Private persons/ Private companies							
587		Protea Furnishers SA (Pty) Ltd	South Africa	370 663	10 881 395	5	5	8
74		Supreme Furnishers Botswana (Pty) Ltd	Botswana	52 616	1 309 164	5	5	8
22		Supreme Furnishers Lesotho (Pty) Ltd	Lesotho	13 876	449 940	5	5	8
48		Supreme Furnishers Namibia (Pty) Ltd	Namibia	30 997	810 586	5	5	10
13		Supreme Furnishers Ghana Ltd	Ghana	11 838	255 189	5	5	10
14		Barnetts Swaziland Ltd	Swaziland	8 686	305 598	5	5	8
13		Profurn Mozambique Ltd	Mozambique	9 010	436 799	5	5	5
5		Supreme Furnishers Tanzania Ltd	Tanzania	3 391	247 872	5	5	–
12		Supreme Furnishers Kenya Ltd	Kenya	9 080	589 632	5	5	5
11		Supreme Furnishers Malawi Ltd	Malawi	9 255	307 554	5	5	10
3		Supreme Furnishers Cote d' Voire SARL	Ivory Coast	2 411	54 629	5	5	–
34		Supreme Furnishers Zambia Ltd	Zambia	28 208	1 417 682	5	5	4
2		Supreme Furnishers Uganda Ltd	Uganda	1 588	180 611	5	5	5

2.2 Properties owned

Description	Location	Area (m^2)	Book value Rand	Directors' valuation Rand
Warehouse	Erf 21534, corner Beaconway and Schwella Road Beaconvale, Parow	5 808	2 028 000	4 920 000
Retail store	Erf 1316 62 Ampthill Road, Benoni	1 699	3 150 000	3 150 000
Total owned		7 507	5 178 000	8 070 000

Alterations to share capital

Additions to the ordinary issued share capital and share premium accounts of JD Group from 1 September 2001, to the last practicable date prior to the finalisation of this circular, are as follows:

	Date	Number of shares	Issue price Rand	Share capital Rand	Share premium Rand
Opening balances	01/09/2001	112 609 000		5 630 450	774 852 907
	20/09/2001	12 200	18,79	610	228 628
		10 000	27,63	500	275 800
		54 800	14,03	2 740	766 104
	19/12/2001	4 400	18,79	220	82 456
		1 000	17,85	50	17 800
		38 600	14,03	1 930	539 628
Closing balances		112 730 000		5 636 500	776 763 323
Less: Share issue expenses					(38 350)
Closing balance on share premium account					776 724 973

The issue prices and premiums in respect of the ordinary shares detailed in the above table were based on the option/rights strike prices granted to participants of The JD Group Employee Share Incentive Scheme who exercised their options or followed their rights.

Salient features of The JD Group Employee Share Incentive Scheme trust deed

The JD Group Employee Share Incentive Scheme trust deed dated 4 March 1996, was approved and adopted by the directors of JD Group on 29 March 1996. The trust deed was amended by special resolution on 31 January 2001.

1. Purpose

The scheme is intended as an incentive to present and future employees (including executive and non-executive directors) of JD Group to render services to the company by giving them the opportunity to acquire ordinary shares in and enabling them to share in the wealth of the company.

2. Shares available to the scheme

The number of ordinary shares for which the options may be granted shall not, in the aggregate, exceed 16 000 000 shares which currently represents approximately 14,3% of the company's issued share capital.

The aggregate number of shares that may be acquired by any one participant in terms of this scheme shall not exceed 1 600 000 shares in the company, being approximately 1,4% of the present issued ordinary share capital of the company.

3. Option price

The price per share payable by a participant upon the exercise of share options in terms of this scheme, shall be an amount equal to 85% of the closing ruling price at which shares of the company are traded on the JSE on the trading day immediately preceding the date upon which the board will have resolved to grant, or direct the trustees to grant, the relevant option.

Each share option shall confer the right on the holder thereof to subscribe for or purchase one share at the option price.

4. Exercise of share options

Option plan

Share options may not be exercised, until after a period, calculated from the date of acceptance of the offer as follows:

- more than two years shall have elapsed, in which event not more than 20%;
- more than three years shall have elapsed, in which event not more than 40%, cumulatively;
- more than four years shall have elapsed, in which event not more than 60%, cumulatively;
- more than five years shall have elapsed, in which event not more than 80% cumulatively; and
- more than six years shall have elapsed, in which event all of the relevant share options may be exercised,

provided that the board may, subject to the lapsing of a share option, permit exercise dates contemplated above to be anticipated or postponed to such other date/s and to the extent determined by the board.

5. Share options granted in respect of unissued shares

Date of grant	Price (cents)	Number of shares
24 June 1996	1 879	871 680
28 August 1996	1 785	21 000
20 August 1997	2 763	248 000
5 November 1997	2 763	108 000
2 February 1998	2 932	48 000
2 September 1998	1 403	821 800
1 June 1999	2 809	94 000
4 October 1999	2 907	758 000
25 May 2000	2 984	3 300 000
22 November 2000	2 848	1 880 000
2 May 2001	2 720	800 000
30 July 2001	2 962	200 000
30 May 2002	1 428	2 130 000
		11 280 480

6. The JD Group Limited Share Incentive Trust

JD Group currently has two share incentive schemes in operation, namely the scheme referred to in paragraphs 1 to 4 above and The JD Group Limited Share Incentive Trust.

No further shares will be made available to The JD Group Limited Share Incentive Trust.

Share options granted in respect of issued shares:

Date of grant	Price (cents)	Number of shares
4 October 1999	3 418	637 956
These options become exercisable as follows:		
On or after 5 October 2002		127 591
On or after 5 October 2003		127 591
On or after 5 October 2004		382 774
		637 956

The scheme referred to in paragraphs 1 to 4 above, has effectively replaced The JD Group Limited Share Incentive Trust and accordingly the salient features of the latter have not been disclosed.

Appointment, qualifications, remuneration and borrowing powers of directors

A verbatim reproduction of extracts from the articles of association of JD Group and the schedule to such articles in respect of the directors of the company, are set out below:

Directors – number, qualification and remuneration

76.

76.1 Unless otherwise determined by the Company in General Meeting the number of Directors shall be not less than four (4).

76.2 A Director shall not be obliged to hold any qualification shares.

76.3 The remuneration of the Directors for their services as such shall be determined from time to time by a General Meeting.

77. The Directors shall be paid all travelling, subsistence, and other expenses properly incurred by them in the execution of their duties in or about the business of the Company and which are authorised or ratified by the Directors.

Alternate Directors

78. Each Director shall have the power to appoint any person to act as alternate Director in his place during his absence or inability to act as such, and at his discretion to remove such alternate Director, and to appoint another in his stead, provided that the appointment of such alternate Director shall be made in writing and approved by the Directors; and on such appointment being made and approved, the alternate Director shall (except as regards the power to appoint an alternate and remuneration) in all respects be subject to the terms and conditions existing with reference to the other Directors of the Company and each alternate Director, whilst so acting, shall be entitled to receive notice of all meetings of the Directors or of any committee of the Directors of which his appointer is a member, and to attend and vote at any such meeting at which his appointer is not personally present and he shall generally be entitled to exercise and discharge all the functions, powers and duties of his appointer in such appointer's absence as if he were a Director. The remuneration of any alternate Director shall be payable only out of the remuneration payable to the Director appointing him and he shall have no claim against the Company for such remuneration.

79. The appointment of an alternate Director shall be cancelled and the alternate Director shall cease to hold office on the happening of any event which, if he were a Director, would cause him to cease to hold office in terms of these presents, or if the Director who appointed him shall cease to be a Director or shall give notice in writing to the Secretary that the alternate Director representing him shall have ceased to do so, and in the event of the disqualification or resignation of any alternate Director during the absence or inability to act of the Director whom he represents, the vacancy so arising shall be filled by the Chairman of the Directors who shall appoint a person to fill such vacancy subject to the approval of the board. A Director retiring at any ordinary meeting and being re-elected shall not for the purposes of this Article, be deemed to have ceased to be a Director.

80. A person may be appointed as alternate to more than one Director and where a person is alternate to more than one Director, or where an alternate Director is a Director, he shall have a separate vote, on behalf of each Director he is representing, in addition to his own vote if any.

General powers of Directors

81.

81.1 The management of the business and the control of the Company shall be vested in the Directors who may pay all expenses incurred for setting up and registering the Company and who, in addition to the powers and authorities by these presents expressly conferred upon them, may exercise all such powers, and do all such acts and things as may be exercised or done by the Company and are not hereby or by the Act expressly directed or required to be exercised or done by the Company in general meeting, but subject nevertheless, to such management and control not being inconsistent with these presents nor with any resolution passed at any General Meeting of the members in accordance therewith; but no resolution passed by the Company in General Meeting shall invalidate any prior act of the Directors which would have been valid if such resolution had not been passed. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.

81.2 It is hereby declared pursuant to the provisions of Section 228 of the Act that although the Directors shall have power to enter into a provisional contract for the sale or alienation of the whole or substantially the whole of the undertaking of the Company, or the whole or the greater part of the assets of the Company, such contract shall only become binding on the Company in the event of the specific transaction proposed by the Directors being authorised or ratified in terms of a resolution passed by a majority of the votes cast at a General Meeting convened for that purpose. All the provisions of these presents as to General Meetings shall apply *mutatis mutandis* to meetings convened under this Article for such purposes.

Rotation of Directors and removal

94. At the first General meeting of the Company all of the Directors shall retire from office. At each subsequent General meeting one-third of the directors, or if their number is not a multiple of three (3) then the number nearest thereto, but not less than one-third shall retire from office, provided that in determining the number of Directors to retire no account shall be taken of any Director who by reason of the provisions of Article 88 is not subject to retirement. The Directors so to retire at each General meeting shall, subject to any provisions to the contrary in these presents, be the Directors who have been longest in office. As between two or more Directors who have been longest in office an equal length of time, the Directors to retire shall, in default of agreement between them be determined by lot. The length of time a Director has been in office shall be computed from the date of his last election or appointment. A retiring Director shall hold office until the conclusion of the Meeting at which he retires.

95. Retiring Directors shall be eligible for re-election, but no person not being a retiring Director shall be eligible for election to the office of Director at any Annual Meeting unless he, or some member intending to propose him, has at least seven (7) clear days before the meeting left at the Registered Office of the Company a notice in writing, duly signed, signifying his candidature for the office or the intention of such member to propose him. The power to elect Directors at General Meetings other than Annual General Meetings shall be exercisable only when special notice has been given of the intended resolution exercising such power.

96. Subject to the preceding Article, the Company in general meeting at which any Directors retire in the manner aforesaid may, subject to any resolution reducing the number of Directors, fill up the vacated offices by electing a like number of persons to be Directors, and may fill up any other vacancies.

97. If at any General Meeting at which an election of Directors ought to take place, the place of any retiring Director is not filled up he shall continue in office until the dissolution of the Annual Meeting in the next year, and so on from year to year until his place is filled up, unless it shall be determined at such Meeting to reduce the number of the Directors.

98. Subject to the provisions of Section 220 of the Act, the Company may by ordinary resolution remove any Director and by an ordinary resolution elect a person in his stead.

99. The Company may by ordinary resolution in General Meeting from time to time increase or reduce the number of Directors and may also determine in what manner or rotation such increased or reduced number is to go out of office. Whenever such increase is made the members at the said meeting, or failing them, the Directors, may fill the new seats so created.

100. A Director may, before the expiration of his period of office, be removed from office by a resolution signed by all his co-directors.

101. No appointment of a Director, except that of a retiring Director, re-elected at an Annual General Meeting or a General Meeting, shall take effect until consent of such Director to act as a director of the Company referred to in Section 211 of the Act, has been lodged with and receipt thereof has been acknowledged by the Registrar of Companies appointed under Section 7 of the Act.

Local boards, agents and committees of the board

84. The Directors may establish any local boards, committees or agencies in the Republic or elsewhere for managing any of the affairs of the Company and may appoint any persons to be members of such local boards or committees, or any managers or agents and may fix their remuneration, and may delegate to any local board, committee, manager or agent any of the powers, authorities and discretions vested in the Directors with power to sub-delegate, and may authorise the members of any local board or committee or any of them, to fill any vacancies therein and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

85. The Directors may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or agent of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these presents) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him or them.

86. The Directors may delegate any of their powers to an executive or other committee whether consisting of a member of their body or not as they think fit. Any committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed on it by the Directors and any such regulations may authorise the appointment of sub-committees.

Managing and Executive Directors

87. A disinterested quorum of Directors may from time to time appoint one or more of their body to be Managing Director, Assistant Managing Director, General Manager or Executive Director (with or without specific designation) of the Company or to any other executive office with the company for such period and subject to the provisions of Section 225 of the Act, at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another) and generally on such terms as they may think fit, and may, subject to any contract between him or them and the Company, from time to time terminate his or their appointment and appoint another or others in his or their place or places.

88. A Managing Director by a disinterested quorum of Directors may be appointed by contract for a maximum period of five (5) years at any one time and he shall be subject to retirement by rotation and be taken into account in determining the rotation or retirement of Directors, except during the period of any such contract provided that less than half of the Directors may be appointed managing directors on the condition that they shall not be subject to retirement by rotation. Subject to the terms of his contract he shall be subject to the same provisions as to removal as the other Directors, and if he ceases to hold the office of Director from any cause, he shall ipso facto cease to be a Managing Director.

89. A disinterested quorum of Directors may from time to time entrust to and confer upon a Director appointed to any position or executive office, under Article 87 such of the powers exercisable under these presents by the Directors as they think fit, and may confer such powers for such time, and to be exercised for such objects and purposes and upon such terms and conditions and with such restrictions, as they think expedient, and they may confer such powers either collaterally with or to the exclusion of and in substitution for all or any of the powers of the Directors in that behalf, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

Proceedings of Directors

102.

102.1 The Directors may meet for the dispatch of business, adjourn and otherwise regulate their meetings as they think fit, and may determine the quorum necessary for the transaction of business, what period of notice shall be given of meetings of Directors and the means of giving such notice. Until otherwise determined the quorum necessary for the transaction of the business of the Directors shall be three (3).

102.2 The continuing Directors may act notwithstanding any casual vacancy in their body, so long as there remain three Directors duly qualified to act, but if the number falls below three the remaining Director or Directors shall fill up such casual vacancy, and except for the purpose of filling such vacancy the Director or Directors shall not act so long as the number is below three.

103. A Director may at any time, and the Secretary upon the request of a Director shall, convene a meeting of the Directors. If there are no Directors or Director able and willing to act then any two (2) members may summon a General Meeting for the purpose of appointing Directors. A Director who is not within the Republic shall not be entitled to notice of any such meeting, but notice shall be given to all duly appointed alternate Directors who may at the time be within the Republic.

104. A Director unable to attend a Directors' meeting may authorise any other Director to vote for him at that meeting, and in the event the Director so authorised shall have a vote for each Director by whom he is so authorised in addition to his own vote. If both the Director so authorised and an alternate of the Director who granted the authority are present at the meeting, the alternate shall not be entitled to vote of behalf of the absent Director. Authority in terms of this Article must be in writing (including a cablegram, radiogram or telegram) and must be handed to the person presiding at the meeting at which it is to be used.

105. Questions arising at any meeting shall be decided by a majority of votes, and in case of an equality of votes, the Chairman shall not have a second or casting vote.

106. The Directors may elect a Chairman of their meetings and one or more Deputy Chairman to preside in the absence of the Chairman, and may determine a period – not exceeding one year – for which they are to hold office, but if no such Chairman or Deputy Chairman elected or if at any meeting neither the Chairman nor the Deputy Chairman is present within fifteen minutes after the time appointed for holding the same, the Directors shall choose one of their number to be Chairman of such meeting.

107. A meeting of the Directors at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions by or under these presents or the regulations of the Company for the time being vested in or exercisable by the Directors generally.

108. A resolution in writing signed by all the Directors for the time being present in the Republic and not being less than are sufficient to form a quorum, shall, subject to the provisions of Sections 236 and 242(2) of the Act, be as valid and effectual as if it had been passed at a meeting of the Directors duly called and constituted; provided that where a Director is not so present but has an alternate who is so present, then such resolution must be signed by such alternate. Any such resolution may consist of several documents in like form each signed by one or more Directors or their alternates (if applicable) and shall be deemed to have been passed on the date on which it was signed by the last Director who signed it, or on such other date as such resolution may direct.

Directors' powers on capitalisation or distribution of profits

126. When a resolution as provided in the last two preceding Articles shall have been passed, the Directors shall make all appropriations and applications of the undivided profits or sum resolved to be capitalised thereby, and all allotments and issue of shares or debentures, if any, shall settle any difficulty arising in regard to any distribution occasioned thereby as they may deem fit, and generally shall do all acts and things required to give effect thereto, with full power to the Directors to make such provision by fixing the value for distribution of any shares or debentures. Fractional certificates shall not be issued in respect of fractions arising from a capitalisation issue or distribution of profits and such fractions shall be consolidated and sold and the proceeds paid to the member concerned pro-rata to his shareholding. When deemed requisite a contract shall be entered into and filed in accordance with the provisions of Section 93(3)(b) of the Act, and the Directors may appoint any person to sign such contract on behalf of the persons entitled to the benefit of such appropriations and applications, or to participate in such distributions; such contract may provide for the acceptance of shares by such persons to be allotted to them respectively in satisfaction of their claims in respect of the sum so capitalised.

Borrowing powers

82.

82.1 The Directors may exercise all the powers of the Company to borrow money and to mortgage or encumber its undertaking, property or any part thereof and to issue debentures or debenture stock (whether secured or unsecured) and other securities (with such special privileges, if any, as to allotment of shares or stock, attending and voting at General Meetings, appointment of directors or otherwise as may be sanctioned by a General Meeting) whether outright or as security for any debt, liability or obligation of the Company or of any third party.

82.2 For the purpose of the provisions of 82.1, the borrowing powers of the directors shall be unlimited.

83. The Directors may give pensions, gratuities and allowances to and make payments for or towards the insurance of any persons who are employees or ex-employees (including Directors or ex-Directors) of the Company, or of any company which is or was a company controlled by the Company or is or was in any way allied to or associated with it or any such controlled company, and the wives, widows, families and dependants of such persons as may establish and maintain any non-contributory pension, superannuation, provident and benefit funds for the benefit of any such persons and may make contributions to any such funds and pay premiums for the purchase of any such gratuity, pension or allowance or life assurance or other benefit.

Material loans of JD Group and Profurn

1. Borrowings

1.1 JD Group

	2002 R'm
Long term liabilities	
Bank borrowings	793
Finance lease liabilities	475
	1 268
Payable within one year	(219)
	1 049

Bank borrowings are secured by a negative pledge of accounts receivable of R3 972 million and are repayable in bi-annual instalments of capital and interest of approximately R144 million each.

The interest rates per annum are as follows:

- on R306 million: variable rate linked to prime, fixed at 7,75% for the period to 28 February 2003;
- on R80 million: variable rate linked to jibar, fixed at 14,30% for the period to 31 May 2003; and
- on R407 million: variable rate linked to prime, fixed at 11,55% for the period to 1 July 2003.

Finance lease liabilities are secured by certain intellectual property. Finance lease liabilities bear interest at effective rates of 16,25% per annum and are repayable in bi-annual instalments of capital and interest of approximately R59 million each.

1.2 Profurn

	2002 R'm
The borrowings of Profurn at 30 June 2002 were as follows:	
Loans in respect of finance leases	17
Long term debt	125
	142

The loans bear interest at a weighted average rate of 15% and are secured over certain assets.

Repayments due are as follows:	
Within one year	54
Within two years	60
Within three years	24
Within four years	4
	142

2. Intercompany loans

2.1 JD Group

At 31 August 2002, the only intercompany loan outstanding was made by JD Group to JDG Trading and amounted to R176 million.

2.2 Profurn

At 30 June 2002, the only intercompany loan outstanding was made by Profurn to Protea Furnishers (SA) (Pty) Ltd and amounted to R1 272 million.

Directors' remuneration for the year ended 31 August 2002

	Basic salary R	Fees for services R	Allow-ances R	Contri-butions R	Cash package R	Bonuses R	Share scheme gains R	Total R
Executive directors								
I D Sussman	1 632 807		233 599	393 667	2 260 073	1 102 350		3 362 423
H C Strauss	1 009 211		197 384	218 525	1 425 120	643 037		2 068 157
J L Bezuidenhout	593 729		147 418	134 249	875 396	367 450		1 242 846
N W E Thomson *	450 762		153 417	186 111	790 290	367 450	150 480	1 308 220
G Völkel	603 612		147 417	124 138	875 167	367 450	100 320	1 342 937
Non-executive directors								
M E King		90 000			90 000			90 000
D Konar		81 000			81 000			81 000
I S Levy		90 000			90 000			90 000
M Lock		40 000			40 000			40 000
M J Shaw		70 000			70 000			70 000

*Retired on 17 February 2003.

Directors' share options

Name	Offer date	Options held at year end	Exercise price R	Options exercised during the year	Date exercised	Exercise price R	Exercise cost R	Sale/ market price R	Sale/ market value R	Gain R
Executive directors										
I D Sussman	24/06/1996	240 000	18,79							
	02/09/1998	200 000	14,03							
	04/10/1999	137 956	34,18[a]							
	25/05/2000	1 000 000	29,84							
		1 577 956								
H C Strauss	24/06/1996	50 000	18,79							
	02/09/1998	104 000	14,03							
	04/10/1999	100 000	34,18[a]							
	25/05/2000	700 000	29,84							
		954 000								
J L Bezuidenhout	24/06/1996	30 000	18,79							
	02/09/1998	48 000	14,03							
	04/10/1999	100 000	34,18[a]							
	25/05/2000	500 000	29,84							
		678 000								
G Völkel	24/06/1996	12 000	18,79	8 000	15/12/2001	14,03	112 240	26,57	212 560	100 320
	20/08/1997	6 000	27,63							
	05/11/1997	30 000	27,63							
	02/09/1998	24 000	14,03							
	04/10/1999	20 000	29,07							
	04/10/1999	70 000	34,18[a]							
	25/05/2000	350 000	29,84							
		512 000		8 000						100 320

Name	Offer date	Options held at year end	Exercise price R	Options exercised during the year	Date exercised	Exercise price R	Exercise cost R	Sale/ market price R	Sale/ market value R	Gain R
Non-executive directors										
M E King	02/05/2001	200 000	27,20							
D Konar	02/05/2001	200 000	27,20							
I S Levy	02/05/2001	200 000	27,20							
M Lock	02/05/2001	200 000	27,20							
M J Shaw	30/07/2001	200 000	29,62							

Options granted by The JD Group Employee Share Incentive Scheme may be exercised in tranches of 20% after two years from the offer date and 20% every year thereafter.

(a) Options granted by The JD Group Limited Share Incentive Trust may be exercisable as to 20% after three years, 40% cumulatively after four years and the remainder after five years from the offer date.

Accountants' report on the financial effects of the transaction and the proforma consolidated balance sheet of JD Group after the transaction

"20 February 2003

The Directors
JD Group Limited
11th Floor, JD House
27 Stiemens Street
Braamfontein, 2001

Deloitte & Touche
Chartered Accountants (SA)
Registered Accountants and Auditors
Deloitte & Touche Place
The Woodlands
Woodlands Drive
Woodmead, Sandton, 2146
(Private Bag X6, Gallo Manor, 2052)

Dear Sirs

Report of the independent accountants on the financial effects of the transaction and the proforma balance sheet of JD Group Limited ("JD Group") after the transaction

We have reviewed the financial effects of the transaction as set out in paragraph 5 of the salient features and action required section of the circular and paragraph 5.4 of the circular dated 20 February 2003 ("the circular") as well as the proforma consolidated balance sheet of JD Group as set out in Appendix 3. The financial effects for the year ended 31 August 2002 and the proforma consolidated balance sheet at 31 August 2002 ("the proforma financial information") have been prepared for illustrative purposes only and to provide information about how the transaction might have affected the proforma financial information presented. The compilation, contents and presentation of the circular are the responsibility of the company's directors. Our responsibility is to express an opinion on the financial effects and the proforma financial information included in the circular. We do not accept any responsibility for any reports previously given by us on any income statement and balance sheet used in the compilation of the proforma financial information, beyond that owed to those to whom those reports were addressed by us at the dates of their issue. Further, we do not accept any responsibility for the historical financial information of Profurn as set out in Appendix 2 which was not subject to audit by us. The auditors to Profurn, Grant Thornton Kessel Feinstein, audited this information and issued an unqualified report thereon.

Scope

We conducted our review in accordance with the guidelines issued by The South African Institute of Chartered Accountants. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unaudited historical financial information with the audited financial information published previously, considering the evidence supporting the adjustments, discussing the proforma balance sheet and financial effects with the directors of JD Group and reperformance of the arithmetical calculations.

Because the above procedures do not constitute either an audit or a review made in accordance with South African Auditing Standards, we do not express any assurance on the proforma financial information, save for that below.

Had we performed additional procedures or had we performed an audit or review of the proforma financial information in accordance with South African Auditing Standards, other matters might have come to our attention that would have been reported to you.

Opinion

Based on our review, nothing has come to our attention that causes us to believe that:

- the proforma balance sheet reflected in Appendix 3 has not been properly compiled on the bases stated;
- such bases are inconsistent with the accounting policies of the issuer;
- the adjustments are not appropriate for the purposes of the proforma balance sheet;
- the proforma financial effects on shareholders as set out in paragraph 5 of the salient features and actions required section of the circular and paragraph 5.4 of the circular dated 20 February 2003, have not been compiled on the bases stated; and
- the arithmetical calculations are not correct.

Consent

We consent to the inclusion of this letter in the circular dated 20 February 2003 to the shareholders of JD Group, in the form and context in which it appears.

Yours faithfully

Deloitte & Touche
Chartered Accountants (SA)
Registered Accountants and Auditors"

Corporate governance

Extracts from the annual financial statements for the year ended 31 August 2002:

1. Business model

JD Group's business model consists of five business units and the JD Group/Nedcor alliance, trading within southern Africa; the Abra business unit trading in Poland; the BoConcept® business unit trading in the United Kingdom; and support services provided by eight corporate service departments.

The directors are of the opinion that the business model in place is balanced and sound, and provides a solid platform for continued growth. The directors are nevertheless aware of the changing dynamics of the industry and will modify Group strategy and models from time to time in accordance with changing circumstances.

2. Endorsement of King II

JD Group remains fully committed to the principles of effective corporate governance and application of the highest ethical standards in the conduct of its business. We endorse the principles of integrity and accountability advocated by the Code of Corporate Practices and Conduct set out in the King Report on Corporate Governance 2002 ("King II"). In all dealings we strive to ensure that the interests of stakeholders are foremost in our decisions and that they are fully informed of the process.

We have long recognised that good corporate governance is essentially about leadership and there exists the need to conduct the enterprise with integrity and in compliance with best international practices, whilst taking cognisance of the value systems of the countries in which we operate.

3. Corporate code of conduct

JD Group has adopted a code of ethics committing itself to:

- the highest standards of integrity and behaviour in all our dealings with stakeholders and society at large;
- conducting business through fair commercial competitive practices;
- trading with suppliers who subscribe to ethical business practices;
- non-discriminatory employment practices and the promotion of employees to realise their potential through training and development of their skills;
- being proactive towards environmental, social and sustainability issues.

A Group ethical trading policy covering safety, quality, legal, environmental and social matters is being developed to set out required standards for suppliers of goods and services.

It is the Group's aim, wherever possible, to procure products from suppliers who operate established environmental policies based on relevant legal requirements of the countries in which they operate.

4. Chairman and board of directors

Chairman

The executive chairman is David Sussman. The board delegates to the chairman responsibility for ensuring the effectiveness of governance practices. He leads the board and is responsible for representing the board to shareholders.

Board

The board consists of ten directors of whom five are non-executive directors. The board considers Mervyn King, Len Konar, Maureen Lock and Martin Shaw as independent, non-executive directors, as defined in King II.

The primary responsibilities of the board include regular review of the strategic direction of investment decisions and performance against approved plans, budgets and best practice standards. The board retains full and effective control over the Group and decisions on material matters are reserved by the board, materiality being defined in delegated authorities regarding matters such as capital expenditure, goods and services procurement, property transactions, borrowings and investments.

The board meets at least quarterly and more frequently, if circumstances or decisions require. During the year under review the board held four normal and three special meetings, called at short notice to make urgent decisions on events regarding the possible rationalisation of the industry. The meetings were attended as follows:

	Ordinary	Special
I D Sussman	4	3
H C Strauss	4	2
J L Bezuidenhout	4	3
N W E Thomson	4	3
G Völkel	4	3
M E King	3	2
D Konar	4	3
I S Levy	4	3
M Lock (non-resident)	2	–
M J Shaw	4	1

Two senior executives, namely Johan Kok, chief operating officer, and Mark Richards, strategy and new business development executive, attend all board meetings by invitation.

Meetings are conducted in accordance with formal agendas, ensuring that all substantive matters are properly addressed. Standing subcommittees of the JD Group board and of the JDG Trading board have been appointed, details of which are set out in this report, while *ad hoc* sub-committees are created as and when necessary.

The chairman sets the agenda for each meeting in consultation with the managing director and company secretary. Any director may request that additional matters be added to the agenda. Copies of board papers are circulated to the directors in advance of the meetings.

Mias Strauss, the Group managing director, takes full responsibility for all operations.

There is a clear division between the responsibilities of the board and management.

The non-executive directors take responsibility for ensuring that the chair encourages proper deliberation of all matters requiring the board's attention. The board ensures that there is an appropriate balance of power and authority on the board so that no one individual or block of individuals can dominate the board's decision making process.

The entire board was involved in the process of nomination, selection and appointment of directors until the establishment of a separate nominations committee in 2002. Directors are appointed on the basis of skill, acumen, experience and level of contribution to and impact on the activities of the Group. Non-executive directors contribute an unfettered and independent view on matters considered by the board and enjoy significant influence in deliberations at meetings. All directors have the requisite knowledge and experience required to properly execute their duties, and all participate actively in the proceedings at board meetings. The non-executive directors have no fixed term of office, while executive directors have entered into service contracts whose term coincides with that applicable to the Sustein Management management agreement.[(1)]

The board and its committees are supplied with full and timely information which enables them to discharge their responsibilities. They have unrestricted access to all Group information. Non-executive directors have access to management and may even meet separately with management, without the executive directors being present.

(1) The salient points of the management contract are set forth in paragraph 8.3.4.5 of the Listing Particulars.

Some of the non-executive directors hold directorships or executive positions in companies with which JD Group has commercial relationships. The board has considered all these relationships and does not consider that any relationships compromise the independence of the directors concerned.

All directors are entitled, at the Group's expense, to seek independent professional advice about the affairs of the Group regarding the execution of their duties, if such expertise is required.

One third of the directors are subject, by rotation, to retirement and re-election by shareholders in terms of the Company's articles of association. In addition, all directors are subject to election by shareholders at the first annual general meeting after their initial appointment.

5. Interests in contracts

During the year under review, none of the directors had a significant interest in any contract or arrangement entered into by the Company or its subsidiaries.

6. Company secretary

The company secretary is Melvyn Jaye. The appointment and removal of the company secretary is a matter for the board. The company secretary advises the board on the appropriate procedures for the management of meetings and the implementation of governance procedures. All directors have access to his advice and services.

7. Board committees

Specific responsibilities have been delegated to board committees with defined terms of reference.

8. JDG Trading board

JDG Trading is the wholly owned South African trading company of JD Group.

The board of JDG Trading consists of the five executive directors of JD Group, David Sussman, Mias Strauss, Jan Bezuidenhout, Niall Thomson and Gerald Völkel; four senior executives, Johan Kok, Mark Richards, Athol Beeforth and Vivian Horn; the CEOs of each of the business units trading in southern Africa and the heads of all the corporate service departments. Meetings are chaired by either David or Mias. JDG Trading meets formally on a quarterly basis and informally on an ad hoc basis.

The directors are individually mandated, empowered and held accountable for implementing the strategies and key policies determined by the JD Group board; managing and monitoring the business and affairs of the organisation in accordance with approved business plans and budgets; prioritising the allocation of capital and other resources and establishing best management and operating practices. Structured management succession planning, for purposes of identifying, developing and advancing of future leaders in the Group, is an important element in the managing process.

8.1 Business unit and service department meetings

The business unit CEOs, Bill Chalmers, James Gibson, Arie Neven, Len Rundle and Wietske van der Westhuizen, and heads of the corporate service departments, Dick Behrens, Ian Child, Clive Dicks, Leoni Field, Fred Ginsberg, André Maré, Lindsay Mentor, Pieter Pienaar and Leslie van Doesburgh, act as chairmen of either business unit or corporate service department meetings held on a monthly basis. The executive management teams of the business units and corporate service departments, respectively, attend these meetings.

8.2 Risk management executive committee

The risk management executive committee comprises Mark Richards (chairman), Dick Behrens, Ian Child, Johan Kok, Lindsay Mentor, Pieter Pienaar, Mias Strauss, Niall Thomson and Gerald Völkel. The purpose of this committee is to identify and review the risks presented by the Group's local and offshore operations and corporate service departments from the Group's perspective and to rate them in terms of probability and impact. This committee meets on a quarterly basis. It reports to the Group risk management committee and to the JDG Trading board.

8.3 Group projects committee

The Group projects committee (formerly known as the IT steering committee) comprises Mark Richards (chairman), John Andrews, Dick Behrens, Ian Child, Joey Kok, Johan Kok, Lindsay Mentor, Leon Steenkamp, Mias Strauss, Niall Thomson and Gerald Völkel. The purpose of this committee is to review and monitor projects in progress and major IT and business intelligence issues which are common to all business units and corporate service departments. The issues covered include the new data processing project, receivables value chain re-engineering, leadership development and information security. The committee meets on a monthly basis.

Information technology

A strategic business goal formulated by senior executive management reads as follows:

"To develop and implement an open user friendly information technology platform catering for a smooth risk free transition from the current environment to interactive, flexible and cost effective technology, satisfying JD Group's current and future needs as a retail and financial services organisation globally."

In terms of this strategic business goal, following national and international research, PeopleSoft was chosen as the vendor to implement a new centralised architecture, built on re-usable components known internally as Simple Intuitive New Application. The implementation process commenced in August 2001 and is expected to be completed in December 2003. In order to control the risk of implementation, a phased approach was taken. Integrating the old system with the new will be followed by a switchover, branch by branch, from Ceres to PeopleSoft.

8.4 Operations executive committee

The operations executive committee comprises Johan Kok (chairman), Athol Beeforth, Dick Behrens, Bill Chalmers, James Gibson, Vivian Horn, Lindsay Mentor, Arie Neven, Len Rundle and Wietske van der Westhuizen. Mias Strauss attends meetings by invitation. The purpose of this committee is to review and monitor operational issues which affect the business units, credit and administration department and other corporate services departments. This committee meets on a monthly basis.

8.5 Employment equity and skills retention committee

The employment equity and skills retention committee comprises Lindsay Mentor (chairman) and six employees who represent the interests of employees in each of the Group's defined levels of employment grades.

The purpose of this committee is to:

- provide for skills development within the Group in order to assist in achieving operational goals and to build a representative work force;
- consult with, recommend and assist the Group to comply with the implementation of skills development strategies in the workplace, as required by legislation;
- consult with, recommend and assist the Group to comply with its obligations to take steps to promote equal opportunity in the workplace, by eliminating unfair discrimination in any employment policy or practice in terms of the Employment Equity Act.

8.6 Abra, BoConcept® and JD Group/Nedcor alliance boards

The management board of Abra in Poland, the board of BoConcept® in the United Kingdom and the advisory board of the JD Group/Nedcor alliance (JDNA) carry out the same functions as the JDG Trading board.

The supervisory board of Abra includes David Sussman (chairman), Mias Strauss, Mark Richards, Jan Bezuidenhout and Fred Ginsberg.

The BoConcept UK Limited board consists of David Sussman (chairman), Jan Bezuidenhout, Mark Richards, Mias Strauss and Poul Kristensen.

The JDNA advisory board consists of Mias Strauss (chairman), David Sussman and Jan Bezuidenhout representing JD Group, and Nedcor appointees.

9. Audit committee

The audit committee is a subcommittee of the board and comprises Mervyn King (chairman), Len Konar and Martin Shaw, all of whom are independent non-executive directors. David Sussman, Mias Strauss, Jan Bezuidenhout, Gerald Völkel, Mark Richards, Leslie van Doesburgh and Pieter Pienaar attend meetings by invitation. The audit committee meets formally at least three times per annum to consider financial reporting issues and to advise the board on a range of matters, including corporate governance practices, internal control policies and procedures, and internal and external audit management. The external auditors attend the formal committee meetings and also have unrestricted informal access to the chairman of the audit committee. The audit committee is satisfied that the independence of the external auditors is not compromised by the present scale of non-audit related fees paid to them.

Through the audit committee, the board regularly reviews processes and procedures to ensure the effectiveness of internal systems of control so that its decision making capability and the accuracy of its reporting is maintained at a high level at all times. The board, furthermore, identifies and monitors the non-financial aspects relevant to the businesses of the Group and reviews appropriate non-financial information that goes beyond assessing the financial and quantitative performance factors.

10. Remuneration committee

The remuneration committee is a subcommittee of the board and comprises four non-executive members, Ivan Levy (chairman), Mervyn King, Len Konar, Martin Shaw and David Sussman. Its main responsibility is to review and approve the remuneration and employment terms of executive directors and senior Group executives. Two meetings of the committee are scheduled annually, with *ad hoc* meetings convened as and when required.

Nine executives are employed by Sustein Management. In terms of the management agreement between JD Group, JDG Trading and Sustein Management, a fee is paid by JDG Trading to Sustein Management for its services to the Group. These executives are therefore not remunerated directly by JD Group.

In determining the remuneration of the executives, the remuneration committee aims to provide the appropriate packages required to attract, retain and motivate the executives whilst giving due consideration to remuneration levels, both within and outside the Group. To meet these objectives, the committee from time to time takes advice from external remuneration specialists.

The Group's primary executive remuneration objective is to reward the executives so as to ensure that their interests are, as far as possible, commensurate and aligned with the interests of the shareholders.

Remuneration for the executives consists of an all inclusive total cost to company basic salary, a performance related bonus and share incentives.

The basic salaries for the executives are reviewed annually. The committee compares current rates of pay to those observed in similar relevant companies within and outside the Group. This information is then adjusted to reflect both the Group's performance compared to similar companies and the individual's performance.

An annual performance bonus is awarded as an incentive to executives to achieve predetermined financial and other targets.

The Group operates two share option schemes for directors and senior executives. The committee grants rights which relate to the executive contributions and responsibilities. Rights granted are subject to time limits. Rights are also granted to non-executive directors since this aligns the interests of these directors with the Group's shareholders.

The remuneration of the non-executive directors is set by the executive chairman after consultation with the Group's advisors.

11. Nominations committee

The nominations committee, comprising the same members as the remuneration committee, was constituted in 2002 under the chairmanship of Ivan Levy.

The nominations committee supports and advises the board in ensuring that the board comprises individuals who are best able to discharge the responsibilities of directors, having regard to the law and the highest standards of governance, by:

- assessing the skills required on the board;
- from time to time assessing the extent to which the required skills are represented on the board;
- establishing processes for the review of the performance of individual directors and the board as a whole;
- establishing processes for the identification of suitable candidates for appointment to the board.

12. Risk management committee

The risk management committee is a stand alone subcommittee of the board. This committee was formed during the year under review and comprises Len Konar (chairman), Martin Shaw, Niall Thomson, Gerald Völkel, Mark Richards and Pieter Pienaar. Meetings are held at least three times per annum.

The purpose of this committee is to address general business risks applicable to the business units and corporate service departments, credit risks, exchange rate exposure, insurable losses, interest rate and liquidity risks as well as external risks. The findings of this committee are reported to the audit committee.

A dedicated assets and liabilities management subcommittee, comprising Jan Bezuidenhout and Gerald Völkel, reports to this committee.

The board formalised its risk management processes during the year by establishing a risk management executive committee which reports to this committee. The board is confident that the fundamental processes are now in place to ensure compliance with current and future risk management requirements.

Risk is not only viewed from a negative perspective. The review process also identifies areas of opportunity, such as where effective risk management can be turned to competitive advantage.

Risks are identified and monitored through the planning process, the close involvement of the executive directors in the Group's operations and the periodic monitoring of key issues to ensure that the significant risks faced by the Group are being identified, evaluated in terms of impact and severity rating and appropriately managed.

The major risks identified by the risk management committee are IT developments, staff, succession planning, customer base and credit.

13. Stakeholders' communication

The board is aware of the importance of balanced and understandable communication of the Group's activities to stakeholders and strives to clearly present any matters material to a proper appreciation of the Group's position. The interests and concerns of stakeholders are addressed by communicating information as it becomes known.

The directors foster a mutual understanding of objectives shared between the Group and its institutional shareholders by meeting with and making presentations to them on a regular basis. The board welcomes the attendance of private shareholders at the annual general meeting and giving them the opportunity to address questions. At last year's annual general meeting, all resolutions were passed on a show of hands. The level of proxies lodged on each resolution was announced at the meeting.

The Group adopts a proactive stance in timely dissemination of appropriate information to stakeholders through print and electronic news releases and the statutory publication of the Group's financial performance.

14. Financial control and reporting

The directors are responsible for ensuring that Group companies maintain adequate records, and for reporting on the financial position of the Group and the results of the activities with accuracy and reliability. Financial reporting procedures are applied in the Group at all levels to meet this responsibility. Financial and other information is constantly reviewed and remedial action taken, where necessary.

Improvements to the quality of reported information are continually effected by means of replacing or upgrading information systems.

The Group's financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice and International Accounting Standards as well as the consistent use of appropriate accounting policies, unless an accounting policy requires revision or adoption of new accounting standards, in which case proper disclosure will be made, supported by reasonable and prudent judgements and estimates, in order to properly disclose the Group's financial status.

15. Internal control and internal audit

The board has overall responsibility for ensuring that the Group maintains a system of internal financial control to provide it with reasonable, but not absolute, assurance regarding the reliability of the financial information used within the business and for publication, and to ensure that assets are safeguarded.

The key features of the internal control systems that operated throughout the year under review are described hereunder:

Control environment

The board has in place a documented organisational structure with clearly defined lines of responsibility and delegation of authority from the board to business units. The board has established policies and procedures, including a level of authority document and a code of conduct, to foster a strong ethical climate.

Financial monitoring systems

The Group operates a comprehensive annual planning and budgeting process. The annual budget is approved by the board. The financial reporting system compares results with plans, budgets and the previous year and is able to identify deviations on a daily and monthly basis. Reports include regular cash flow, income statements and balance sheets projected for 12 months, which are used in determining future funding needs.

15.1 Main control procedures

The directors have adopted a schedule of matters which are required to be brought to it for decision, thus ensuring that it maintains full and effective control over appropriate strategic, financial, organisational and compliance issues. The board has identified a number of key areas which include treasury, legislative requirements, information technology, strategic business goals and other matters which are subject to regular reporting. Financial controls and procedures are in place, including procedures for seeking and obtaining approval for major transactions and organisational changes. Organisational controls, involving the segregation of incompatible duties and controls relating to the security of assets, are also covered.

The board conducts annual reviews of the operation and effectiveness of this system of internal financial control. The board considers that there have been no weaknesses which have led to any material losses or contingencies during the last year or the period from the balance sheet date to the date of this report.

15.2 Internal control

The directors accept responsibility for maintaining appropriate internal control systems to ensure that the Group's assets are safeguarded and managed, and losses arising from fraud or other illegal acts are minimised. Control systems are monitored and improved in accordance with generally accepted best practice.

Internal audit is an independent, objective assurance and consulting function designed to add value to and improve the Group's operations. It helps the Group accomplish its objectives by bringing a systematic, disciplined approach to evaluate and improve the effectiveness of risk management, control and compliance processes. It provides:

- assurance that the management processes are adequate to identify and monitor significant risks;
- confirmation of the adequacy and effective operation of the established internal control systems;

- credible processes for feedback on risk management and assurance; and
- objective confirmation that the board receives assurance from management that information is reliable.

The purpose, authority and responsibility of the internal audit activity are formally defined in an internal audit charter, which is approved by the board, and which is consistent with the Institute of Internal Auditors' definition of internal auditing.

The activities of the internal auditors are co-ordinated by the Group internal audit executive, with unrestricted access to the audit committee chairman and its members.

Internal audit co-ordinates with the external auditors to ensure proper coverage and to minimise duplication of effort. The external auditors also review reports issued by internal audit.

Audit plans for each business unit are tabled annually to take account of changing business needs. Follow up audits are conducted in areas where weaknesses are identified.

The internal audit plan, approved by the audit committee, is based on risk assessments, which are of a continuous nature so as to identify not only existing and residual risks, but also emerging risks, as well as issues highlighted by the audit committee and risk management committee. Internal audits are conducted formally at each business unit workplace and corporate service department on a regular basis.

16. Fraud and illegal acts

JD Group does not engage in or accept or condone the engaging in of any illegal acts in the conduct of its business. The directors' policy is to actively pursue and prosecute the perpetrators of fraudulent or other illegal activities, should they become aware of any such acts.

17. Employment equity and skills development

JD Group strives to create an environment in which all individuals and teams may develop their full potential for the benefit of themselves and the Group.

The directors acknowledge that the effective development of staff is key to the success of the Group. The human resource policies include a broad framework of corporate values and are driven by the need to ensure effective utilisation of and investment in human resources. Merit and competence are the key criteria for advancement in the Group. Acknowledging the diversity of cultures in the staff complement, the Group continually seeks to redress historical imbalances so that all employees can compete on equal terms. The Group actively participates in initiatives directed at the empowerment of previously disadvantaged groups in the South African community.

Training and career development are important elements of JD Group's business philosophy and success. In a challenging environment, strong leadership is required to guide a successful business. The Group puts a high priority on developing the next generation of business leaders and continues to explore new ways to foster a progressive workplace that attracts and inspires staff of the required calibre.

A management leadership programme, to be launched in February 2003, is the first phase of what will be a learning academy for staff at all levels of the organisation.

The Group applies policies that do not discriminate on grounds of race, age, disability, gender or religion and which provide good opportunities for disadvantaged sections of the community.

The Group recognises the rights of employees regarding freedom of expression and freedom of association and representation. The Group affirms that employees have the right to choose to participate in organised labour structures and collective bargaining. Where possible, employee participation in problem solving and decision making is encouraged.

18. Insider trading

No employee may deal, directly or indirectly, in JD Group shares on the basis of unpublished price sensitive information regarding the business or affairs of the Group. No director or executive who participates in the JD Group share incentive schemes may trade in JD Group shares during closed periods determined by the board and one month prior to and one week after the announcement of financial results.

19. Going concern

The directors report that, after making enquiries, they have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, the Group continues to adopt the going concern basis in preparing the financial statements.

20. Accountability review

Performance measures are reported in accordance with triple bottom line methodology in economic, environmental and social categories reported below.

Economic impacts

The cornerstone of our business is to satisfy the consumer in the pursuit of consistent, acceptable profit growth. We create wealth for the benefit of all stakeholders. Our international expansion is intended to continue in both Poland and the United Kingdom. The Abra business unit is now one of the largest furniture retailers in Poland. Revenues are increasing and levels of customer satisfaction remain high. Employee numbers continue to grow.

Environmental impacts

In relation to the environment, the Group aims at all times to comply with all relevant legal obligations and regulations concerning the environment and to adopt an all encompassing approach to environmental protection measures with the object of achieving continuous improvements.

The Group strives to keep waste materials to a minimum and to reduce, recycle and, where necessary, dispose of waste by the safest and most responsible means available to reduce environmental impact.

The Group's entire delivery fleet uses unleaded fuel to reduce the emission of carbon dioxide. Daily vehicle inspections are undertaken to ensure that fuel and oil leakages are kept to a minimum. Where deliveries are outsourced, our service providers have to comply with strict criteria in terms of minimising fuel and oil wastage.

The need for minimising water and electricity consumption is actively encouraged at all workplaces.

The Group's internal audit department examines compliance with key features of existing environmental, health and safety legislation and reviews performance against agreed targets.

Social impacts

We have a social responsibility to provide a better life for the communities in which we serve, especially the disadvantaged and less fortunate.

Access to health care is provided to all employees through the provision of a medical scheme.

The Group continues to take a proactive stance against epidemics such as HIV/AIDS which are expected to claim over four million lives in South Africa during this decade. These diseases are being actively managed, largely on a preventative basis, to negate their impact on the business and the employees themselves. Together with the Department of Health, the Group has launched an HIV/AIDS awareness programme at all major workplaces.

JD GROUP

JD GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1981/009108/06)
Share code: JDG ISIN: ZAE000030771
("JD Group" or "the company")

Notice of general meeting

Notice is hereby given that a general meeting of shareholders of the company will be held at the registered office of the company at 09:00 on Monday, 31 March 2003 ("the general meeting") for the purpose of considering and, if deemed fit, passing with or without modification, the ordinary resolution set out below, in the manner required by the Companies Act, 1973 (Act 61 of 1973), as amended ("the Act"):

Ordinary resolution

"Resolved that the scheme of arrangement in terms of section 311 of the Act proposed by JD Group between Profurn Limited and its shareholders, failing which, JD Group will make an offer in terms of section 440 of the Act conditional upon JD Group obtaining the requisite majority of support to invoke section 440K of the Act, with the effect that Profurn will become a wholly owned subsidiary of JD Group, be and is hereby approved. "

Voting

On a show of hands, every member of the company who (being an individual) is present in person or by proxy at the general meeting or which (being a company or body corporate) is represented thereat by a representative appointed pursuant to section 188 of the Act, shall have one vote and, on a poll, every member of the company present in person (whether an individual or a company or other body corporate) or represented by proxy at the general meeting, shall have one vote for every share of which he/she is the registered holder.

A member entitled to attend and vote at the general meeting may appoint one or more persons as his/her proxy to attend, speak and vote in his/her stead. A proxy need not also be a member of the company.

A form of proxy (green) is attached for the convenience of any member who cannot attend the general meeting, but who wishes to be represented thereat. In order to be valid, duly completed forms of proxy must be received by the transfer secretaries of the company, Computershare Investor Service Limited, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) by no later than 09:00 on Thursday, 27 March 2003.

By order of the board

M I Jaye, CA(SA)
Company secretary

Johannesburg
20 February 2003

JD
GROUP

JD GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1981/009108/06)
Share code: JDG ISIN: ZAE000030771
("JD Group" or "the company")

Form of proxy

For the general meeting – (Refer to note 3)

Holders of dematerialised ordinary shares must inform their Central Securities Depository Participant ("CSDP") or broker of their intention to attend the general meeting and request their CSDP to issue them with the necessary authorisation to attend the general meeting in person or provide their CSDP with their voting instructions should they not wish to attend the general meeting in person.

For use by the registered holders of JD Group certificated shares and the holders of JD Group dematerialised shares in their own name at the general meeting of JD Group to be held in the boardroom, 11th Floor, JD House, 27 Stiemens Street, Braamfontein, 2001 at 09:00 on Monday, 31 March 2003.

I/We ______________________________

of ______________________________

Telephone: (Work) area code (   ) ______________ Telephone: (Home) area code (   ) ______________

being a member/members of JD Group and entitled to [   ] votes, hereby appoint:

1. ______________________________ or failing him/her,

2. ______________________________ or failing him/her,

3. the chairman of the general meeting,

as my/our proxy to vote on my/our behalf at the general meeting of the company to be held at 09:00 on 31 March 2003 or at any adjournment thereof, as follows:

	For	Against	Abstain
*Ordinary resolution			

*Mark with an "X" whichever is applicable. Unless otherwise directed the proxy will vote as he/she thinks fit.

Signed at ______________ on ______________ 2003

Member ______________________________

A member entitled to attend and vote at the above mentioned meeting is entitled to appoint a proxy (who need not be a member of the company) to attend, speak and, on a poll, to vote in his/her stead.

Please read the notes on the reverse of this form of proxy.

NOTES:

1. On a poll a shareholder is entitled to one vote for each share held.

2. Forms of proxy must be lodged at, posted to or faxed for attention Mr P Buys (+27 (11) 370 5390), Computershare Investor Services Limited, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) to reach the company at least 48 hours before the general meeting.

3. **If you have not dematerialised your shares or you have dematerialised your shares and selected own name registration in the sub-register:**

   You may either attend the general meeting in person or complete and return this form of proxy in accordance with the instructions contained herein to the transfer secretaries.

4. **If you have dematerialised your shares through a CSDP or broker and registered them in a name other than your own name:**

   You may advise your CSDP or broker of your voting instruction on the proposed ordinary resolution. However, should you wish to attend the general meeting in person, you will need to request your CSDP or broker to provide you with the necessary authority in terms of the custody agreement entered into with the CSDP or broker.

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